Exhibit 99.1

NORBORD / 2015

ANNUAL REPORT

Norbord Inc. is the world’s largest producer of oriented strand board (OSB), with assets of $1.6 billion. We employ approximately 2,600 people at 17 plant locations in the US, Canada and Europe.

Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol OSB.

North America

13 Mills

Norbord manufactures OSB for home construction, repair and remodelling, and industrial use. The world’s largest OSB producer, Norbord owns 13 OSB mills in North America located in the Southern US, Western Canada, Quebec, Ontario and Minnesota. Norbord employs approximately 1,750 people in North America.

Europe

4 Mills

Norbord is the UK’s largest producer of wood-based panel products, and its European mills manufacture a range of OSB, medium density fibreboard (MDF) and particleboard products for the home construction, furniture and do-it-yourself markets. In Europe, the Company employs approximately 850 people and operates three mills in the UK and one in Belgium.

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Financial Highlights

Years ended December 31

(US $ millions, except per share information, unless otherwise noted)	2015	2014	2013(1)
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	9%	8%	35%
Return on equity (ROE)	(2)%	(2)%	35%
Cash provided by operating activities	24	16	244
Per Common Share
(Loss) earnings, basic and diluted(2)	(0.66)	(0.46)	2.92
Adjusted (loss) earnings, basic and diluted(3)	(0.17)	(0.20)	2.78
Cash provided by operating activities	0.28	0.19	4.78
Dividends declared (CAD $)	0.70	2.40	1.80
Stock price (TSX) (CAD $)
High	29.07	32.92	37.55
Low	19.14	20.82	25.41
Close	26.95	26.34	33.86
Average daily stock trading volume (in thousands)	222	201	218
SALES AND EARNINGS
Sales	1,509	1,601	1,343
Adjusted EBITDA	122	115	287
(Loss) earnings	(56)	(39)	149
Adjusted (loss) earnings	(14)	(17)	142
Total assets	1,633	1,802	1,262
Long-term debt	745	748	433
Net debt for financial covenant purposes(4)	751	418	251
Net debt to capitalization, market basis(4)	32%	26%	14%
Net debt to capitalization, book basis(4)	51%	51%	34%
KEY STATISTICS
Shipments (MMsf–3/8")
North America	5,497	5,266	3,339
Europe	1,740	1,663	1,567
Indicative Average OSB Price
North Central ($/Msf–7/16")	209	218	315
South East ($/Msf–7/16")	187	188	277
Western Canada ($/Msf–7/16")	169	196	–(5)
Europe (€/m3)(6)	224	262	273

Note: See the Non-IFRS Financial Measures section on page 38.

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Basic and diluted (loss) earnings per share are the same except diluted earnings per share for 2013 is $2.79.
(3)	Basic and diluted Adjusted (loss) earnings per share are the same except diluted Adjusted earnings per share for 2013 is $2.66.
(4)	2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(5)	Indicative price is not relevant for Norbord on a standalone basis pre-Merger.
(6)	European indicative average OSB price represents the gross delivered price to the largest continental market.

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To Our Shareholders,

This has been an exciting year for Norbord as we closed our merger with Ainsworth to become the world’s largest OSB producer. Our top priority for the year was to seamlessly serve our customers while quickly and safely integrating the two companies. Feedback from our customers has been uniformly positive. Thanks to the dedication of employees across the Company, we are ahead of schedule with respect to the ambitious integration targets we set for ourselves. The year was not without challenges, particularly the market environment in the first half of the year, but 2015 ended with a solid fourth quarter supported by improving OSB market fundamentals.

When we step back from the numbers and look at the business as a whole, we are encouraged by the operational performance of our mills, our strong customer relationships and the underlying indicators of demand for our products. Norbord’s evolution provides opportunities to develop new products and find new ways to better serve our customers. In this letter, I will provide some insight into our longer-term strategy as well as our plans for the coming year.

2015 IN BRIEF

Our 2015 financial results reflect a disappointing North American OSB market in the first half of the year, with improvement in the second half. Continued recovery in the key drivers of demand suggests we should have seen a stronger market. However, an apparent inventory destocking in the supply chain during the first half of the year meant that stronger North American OSB consumption did not all translate into increased demand on mills. Lower overseas export volumes due to the stronger US dollar further suppressed demand on North American producers. These headwinds had largely played out by mid-year and we saw an improving trend toward the end of the summer. Norbord’s North American shipments were up 4% in 2015, including notable volume increases to our big box, engineered wood products and industrial customers. This improving demand combined with a lean supply chain gives us confidence that the momentum we saw in the fourth quarter will continue in 2016.

Norbord continues to benefit from geographic diversification, with our core North American business supported by continuing sales into Asian export markets like Japan and consistent results from our European business. Of particular note, we have seen strong demand growth in our key UK and German markets with double-digit year-over-year increases. Our European operations have continued the trend of delivering stable Adjusted EBITDA for 23 consecutive quarters and attractive returns on invested capital.

Total company Adjusted EBITDA was $122 million for the year, a modest improvement over 2014. After accounting for a number of merger and related costs, this equated to an Adjusted loss of $0.17 per share. This financial performance is a reflection of the uneven market conditions in 2015 as earnings improved sequentially, with Adjusted EBITDA of $57 million in Q4, almost equal to the first three quarters of the year combined.

It was another year of strong operational performance for Norbord. Our Margin Improvement Program (MIP) delivered gains of $43 million as our mills increased productivity and lowered raw material usage. This is the result of our ongoing commitment to “control our controllables” as well as paybacks on recent capital investments. Combined with lower resin prices and the weaker Canadian dollar, our manufacturing costs reduced significantly in 2015. We will continue to push hard for MIP benefits as part of our focus on continuous improvement.

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We also made significant progress on achieving the synergies identified as part of the Ainsworth merger. We set a goal of delivering 50% of our $45 million annualized target by the end of 2015, and have already captured $27 million or 60% in annualized merger synergies. I am particularly pleased with the progress we have made ramping up the High Level, Alberta mill where we stabilized the workforce, resolved a number of technical challenges and significantly improved mill operations. Ensuring that we deliver on the rest of our synergies commitment will be a key focus in 2016.

Norbord strives for a best-in-class safety record. Two of our four regional divisions had excellent safety rates and five of our 15 operating mills were injury-free this year. Despite this strong performance, our company-wide Occupational Safety and Health Administration (OSHA) recordable rate was a disappointing 1.43 for the year. The goal is always zero injuries, and we are confident that our safety performance will improve as we standardize operational practices across our mills.

LOOKING AHEAD – MARKET AND PRODUCT DEVELOPMENT OPPORTUNITIES

Looking ahead, we see strategic opportunities to grow two key parts of our business that generate attractive margins and more stable cash flow: European OSB and North American specialty products.

Two years ago, we identified an opportunity to grow our European OSB business. With the integration of the Ainsworth mills now well advanced and positive momentum in our North American business, we are confident the time is right to reinvest in our Inverness, Scotland mill. OSB demand in Europe has been strong, and above-GDP growth is underpinned by accelerating substitution away from higher cost imported plywood. Today, our European mills are running flat out and growing our OSB capacity will help us continue to serve our customers across the UK and on the continent. Over the next couple of years, we will upgrade Inverness by installing modern continuous press technology that will significantly lower the mill’s manufacturing cost and further improve its competitive position. Our European business contributes stability to our earnings throughout the business cycle and this reinvestment will make our already strong European business an even more meaningful part of our financial results.

Over the last few years, we have taken strategic steps to increase our North American specialty product sales to complement our strong commodity products business. Specialty products, such as upholstered furniture, are engineered as an OSB replacement for other higher cost products like solid wood and plywood. Since specialty products are not tied to cyclical US new home construction, volumes and margins are much more stable. Today, specialty products represent about 20% of our North American sales volume and we see further significant growth opportunities in engineered wood, export and industrial end uses. Access to expertise in areas like engineered wood was an important aspect of the Ainsworth merger, and we are now focused on delivering on these opportunities. As with our European business, our North American specialty products are more stable contributors to earnings even during periods of volatile commodity pricing.

CAPITAL ALLOCATION – A BALANCED APPROACH

Norbord’s three capital allocation priorities remain unchanged: (1) investing in our assets to maintain and enhance our competitive position and generate attractive returns; (2) optimizing the amount of debt in our capital structure; and (3) returning surplus cash to shareholders.

2016 will be an ambitious year. First, we are planning to invest $75 million in regular capex as we continue to execute on our plans to debottleneck and lower manufacturing costs across our mills. We have also committed significant strategic capital toward the Inverness modernization and expansion over the next two years. Second, we are committed to reducing our overall debt level following the merger. Our improving operating cash flow and strong liquidity give us the flexibility to prioritize permanently paying off our $200 million February 2017 bonds at maturity. Third, we remain committed to our variable dividend policy which allows us to balance shareholder distributions with competing capital requirements based on our financial results and business outlook. Today, our dividend yield is just under 2%.

NORBORD 2015 ANNUAL REPORT    5

In summary, 2015 was a busy and productive year for Norbord as we successfully integrated new mills into our company, realized significant synergies and laid the groundwork for new opportunities. I would like to acknowledge and thank our employees for their exceptional efforts this past year.

Norbord is well positioned to benefit from the unfolding housing market recoveries. Our Board, management and employees are energized for the future and are eager to deliver on the opportunities we see ahead.

Thank you for your investment in Norbord. I look forward to reporting on our progress throughout the year.

/s/ Peter Wijnbergen

Peter Wijnbergen

President and Chief Executive Officer

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2015 Management’s Discussion and Analysis dated January 27, 2016.

See the Non-IFRS Financial Measures section on page 38.

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JANUARY 27, 2016

Management’s Discussion and Analysis

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2015 relative to 2014. The information in this section should be read in conjunction with the audited financial statements.

In this MD&A, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of a controlling equity interest in the Company.

Additional information on Norbord, including documents publicly filed by the Company, is available on the Company’s website at www.norbord.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings (loss) have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

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BUSINESS OVERVIEW

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015, Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB production facilities located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB production facility, two particleboard mills and one medium density fibreboard (MDF) mill in the United Kingdom (UK) and one OSB production facility in Belgium and is the UK’s largest panel producer. The Company reports all operations as a single operating segment – wood-based panels. Norbord employed approximately 2,600 people at December 31, 2015.

The table below summarizes the estimated annual production capacity, in millions of square feet (MMsf) (3/8-inch basis), at year-end for each mill:

MMsf–3/8"	Estimated Annual Capacity at Year-End 2015

OSB
100 Mile House, British Columbia	440
Barwick, Ontario	510
Bemidji, Minnesota	470
Cordele, Georgia	990
Genk, Belgium	450
Grande Prairie, Alberta(1)	730
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama(2)	500
Inverness, Scotland	395
Jefferson, Texas	415
Joanna, South Carolina	650
La Sarre, Quebec	375
Nacogdoches, Texas	380
Val-d’Or, Quebec(2)	340
7,955

Particleboard
Cowie, Scotland	405
South Molton, England	160
565

MDF
Cowie, Scotland	380
380

Total Panels	8,900
(1)	Excludes the incomplete 600 MMsf–3/8" Grande Prairie, Alberta Line 2 (GP2).
(2)	In January 2009, Norbord indefinitely curtailed production at its Huguley OSB mill. In July 2012, Norbord indefinitely curtailed production at its Val-d’Or OSB mill. Combined, these mills represent 840 MMsf–3/8” of annual production capacity.

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MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth (the Merger). Each Ainsworth shareholder received 0.1321 of a Norbord common share for each Ainsworth common share held and consequently, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth became a wholly-owned subsidiary of Norbord and Ainsworth’s shares were delisted from the Toronto Stock Exchange (TSX) on April 2, 2015.

The Merger created the largest global OSB producer and brought together Norbord’s manufacturing cost leadership with Ainsworth’s product development innovation. It also allows Norbord to better serve the Company’s North American customers as well as gain access to small but growing Asian markets. Norbord expects to realize Merger synergies of $45 million annually, and the Company has already captured $18 million in 2015 ($27 million annualized) from reduced corporate overhead costs, optimization of sales and logistics, procurement savings and the sharing of operational best practices. The Company incurred one-time costs of $7 million to-date to achieve these synergies.

The Company has elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield Asset Management Inc. (Brookfield). Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

As Norbord and Ainsworth now operate as a single company, this MD&A reviews the combined company’s performance for the years ended December 31, 2014 and 2015. All 2014 comparatives have been restated as if the companies had always been combined, except where noted. The comparative figures for the year ended December 31, 2013 are on a Norbord standalone basis pre-Merger and do not reflect the results and balances of Ainsworth.

NORBORD 2015 ANNUAL REPORT    9

STRATEGY

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2015:

Financial Goal	2015 Accomplishments

1. Generate cash.

•    Achieved Adjusted EBITDA of $122 million and ROCE of 9%.

•    Generated $43 million of Margin Improvement Program (MIP) gains across the Company.

•    Captured $27 million (annualized) in synergies within the first nine months post-Merger.

•    Continued to manage operating working capital at minimal levels.

2. Protect the balance sheet.

•    Refinanced $315 million senior secured notes due 2017 of Ainsworth (Ainsworth Notes) upon Merger closing with issuance of 2023 senior secured notes on investment grade terms, reducing the interest rate by 1.25% from 7.50% to 6.25%.

•    Renewed $245 million committed revolving bank lines and extended term to May 2018.

•    Increased accounts receivable securitization program limit from $100 million to $125 million post-Merger.

•    Reaffirmed issuer credit ratings post-Merger with DBRS (BB), Moody’s Investors Service (Ba2) and Standard & Poor’s Ratings Services (BB-).

•    Ended the year with unutilized liquidity of $344 million (including $9 million in cash and cash equivalents), net debt to capitalization on a book basis of 51% and tangible net worth of $724 million.

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The table below summarizes the six key components of Norbord’s business strategy and the Company’s performance in each area in 2015:

Strategic Priority	2015 Performance

1. Develop a world-class safety culture.

•    Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at five mills (Genk, Belgium; Cordele, Georgia; Guntown, Mississippi; Joanna, South Carolina; and Jefferson, Texas).

•    Recertified Genk, Belgium and South Molton, England mills under Norbord Safety Star.

•    Implemented safety improvement plan to bring OSHA recordable rate below 0.7 (2015 recordable rate of 1.43).

2. Pursue growth in OSB.

•    Closed Merger with Ainsworth, creating a leading global wood products company focused on OSB across North America, Europe and Asia, with total OSB capacity of approximately 8.0 Bsf (3/8-inch basis).

•    Increased production volume at North American and European panel mills by 4% and 3%, respectively, over 2014.

•    Set annual production records at six of 15 operating mills: Bemidji, Minnesota; Joanna, South Carolina; La Sarre, Quebec; Nacogdoches, Texas; Cowie and Inverness, Scotland mills.

•    Completed planning for European OSB capacity expansion in Inverness, Scotland.

3. Own high-quality assets with low-cost positions.

•    Completed third year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs. Key 2015 projects included the fines screening projects at the Guntown, Mississippi and Jefferson, Texas mills and wood-handling projects at the Genk, Belgium and Inverness, Scotland mills.

•    Continued work to rebuild the press line and prepare the Huguley, Alabama mill for a future restart.

•    Reduced North American and European panel cash production costs per unit by 9% from improved productivity, lower raw material usage as well as lower resin prices and the weaker Canadian dollar.

4. Maintain a margin-focused operating culture.

•    Generated $43 million in MIP gains across the Company from improved productivity and lower raw material usage. Payback on recent capital investments also contributed to MIP this year.

•    Realized $27 million (annualized) in synergies within first nine months post-Merger, from corporate overhead reductions, product mix and logistics optimization, procurement savings and operational best practices sharing.

5. Focus on growth customers through best-in-class service and product development.

•    Increased shipments of key value-added products to the North American housing sector by 10%.

•    Secured new business with Big Box customers in western half of North America post-Merger.

•    Increased OSB shipments to key UK and German markets by 17% and 9%, respectively.

6. Allocate capital with discipline.

•    Invested $70 million in capital projects (including $9 million of intangible assets) to enhance the Company’s earnings potential.

•    Taking into account weaker than expected North American OSB prices in the first half of 2015, the quarterly dividend level was reset to CAD $0.10 per share starting in the third quarter of 2015 to maintain flexibility in the Company’s capital structure, as well as to fund growth and other attractive capital investment opportunities.

•    Total dividends paid during the year were $40 million.

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SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2015	2014	2013(1)
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	9%	8%	35%
Return on equity (ROE)	(2)%	(2)%	35%
Cash provided by operating activities	24	16	244
Per Common Share
(Loss) earnings, basic and diluted(2)	(0.66)	(0.46)	2.92
Adjusted (loss) earnings, basic and diluted(3)	(0.17)	(0.20)	2.78
Cash provided by operating activities	0.28	0.19	4.78
Dividends declared(4)	0.70	2.40	1.80
SALES AND EARNINGS
Sales	1,509	1,601	1,343
Adjusted EBITDA	122	115	287
(Loss) earnings	(56)	(39)	149
Adjusted (loss) earnings	(14)	(17)	142
Total assets	1,633	1,802	1,262
Long-term debt	745	748	433
Net debt for financial covenant purposes(5)	751	418	251
Net debt to capitalization, market basis(5)	32%	26%	14%
Net debt to capitalization, book basis(5)	51%	51%	34%
KEY STATISTICS
Shipments (MMsf–3/8")
North America	5,497	5,266	3,339
Europe	1,740	1,663	1,567
Indicative Average OSB Price
North Central ($/Msf–7/16")	209	218	315
South East ($/Msf–7/16")	187	188	277
Western Canada ($/Msf–7/16")	169	196	–(6)
Europe (€/m3)(7)	224	262	273

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Basic and diluted (loss) earnings per share are the same except diluted earnings per share for 2013 is $2.79.
(3)	Basic and diluted Adjusted (loss) earnings per share are the same except diluted Adjusted earnings per share for 2013 is $2.66.
(4)	Dividends declared per share stated in Canadian dollars.
(5)	2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(6)	Indicative price is not relevant for Norbord on a standalone basis pre-Merger.
(7)	European indicative average OSB price represents the gross delivered price to the largest continental market.

North American OSB demand continues to improve, driven by a gradual rebound in new home construction and strong growth in repair-and-remodel and industrial end-uses. US housing starts were 1.1 million in 2015, up 11% compared to 2014, with single-family starts 10% higher. The North American North Central OSB benchmark price averaged $209 per thousand square feet (Msf) (7/16-inch basis) in 2015, down 4% versus 2014, while the South East OSB benchmark price averaged $187 per Msf, down 1% versus 2014, and the Western Canada OSB benchmark price averaged $169 per Msf, down 14% versus 2014. Norbord produced 4% more OSB in North America in 2015 to meet improving customer demand, representing 88% of operating capacity compared to 84% in 2014.

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Norbord’s European panel business continued to generate solid financial results as demand in the Company’s core markets in the UK and Germany remains strong. In response to improving economic fundamentals, the European mills produced 3% more panels in 2015, representing 97% of capacity in 2015 compared to 94% in 2014.

Norbord recorded a loss of $56 million ($0.66 loss per basic and diluted share) in 2015 versus $39 million ($0.46 loss per basic and diluted share) in 2014. Excluding the impact of non-recurring items (costs on the early extinguishment of the Ainsworth Notes, severance and other costs incurred to achieve Merger synergies and Merger transaction costs), and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $14 million ($0.17 Adjusted loss per basic and diluted share) in 2015 compared to an Adjusted loss of $17 million ($0.20 Adjusted loss per basic and diluted share) in 2014. Adjusted loss is in line year-over-year as lower OSB prices were offset by lower resin prices and the foreign exchange impact of a weaker Canadian dollar.

The following table reconciles Adjusted loss to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Merger transaction costs	8	10	–
Add: Severance costs related to Merger	2	–	–
Add: Other costs incurred to achieve Merger synergies	5	–	–
Add: Costs on terminated LP acquisition	–	2	–
Add: Costs on early extinguishment of Ainsworth Notes	25	–	–
Add: Foreign exchange on Ainsworth Notes	28	28	–
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	–
Cost of early debt extinguishment	–	–	20
(Less) Add: Reported income tax (recovery) expense	(27)	(35)	25
Adjusted pre-tax (loss) earnings	(19)	(23)	194
Add (Less): Income tax recovery (expense) at statutory rate(2)	5	6	(52)
Adjusted (loss) earnings	$(14)	$(17)	$142
(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Represents Canadian combined federal and provincial statutory rate.

Against this market backdrop, Norbord generated Adjusted EBITDA of $122 million in 2015 versus $115 million in 2014. Lower resin prices, the foreign exchange impact of a weaker Canadian dollar, increased production volume and improved raw material usages mitigated lower OSB prices in both North America and Europe. On the controllable side of the business, Norbord generated $43 million of MIP gains in 2015, measured relative to 2014 at constant prices and exchange rates, primarily from higher productivity and lower raw material usages.

NORBORD 2015 ANNUAL REPORT    13

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Finance costs	55	53	37
Add: Depreciation and amortization	86	85	56
(Less) Add: Income tax (recovery) expense	(27)	(35)	25
Add: Merger transaction costs	8	10	–
Add: Severance costs related to Merger	2	–	–
Add: Other costs incurred to achieve Merger synergies	5	–	–
Add: Costs on terminated LP acquisition	–	2	–
Add: Costs on early extinguishment of Ainsworth Notes	25	–	–
Add: Foreign exchange on Ainsworth Notes	28	28	–
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	–
Add: Costs on early debt extinguishment	–	–	20
Adjusted EBITDA	$122	$115	$287
(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

Pre-tax ROCE averaged 9% compared to 8% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 8% to 35% and has averaged 22% over the past 13 years. Norbord remains well positioned to benefit from the US housing market recovery and growing demand in the Company’s core European markets in the years ahead.

2013 COMPARATIVE FIGURES

The comparative figures for the year ended December 31, 2013 are presented on a Norbord standalone basis pre-Merger and do not reflect the results and balances of Ainsworth. Consequently, comparison of the 2013 standalone figures with 2014 and 2015 may not be appropriate.

Norbord recorded total sales in 2013 of $1,343 million and Adjusted EBITDA of $287 million as a result of strong North American OSB pricing. The North American North Central OSB benchmark price averaged $315 per thousand square feet (Msf) (7/16-inch basis) in 2013, while the South East OSB benchmark price averaged $277 per Msf. Norbord’s European panel business continued to strengthen in 2013 as the UK housing sector rebounded strongly on the back of government stimulus incentives and improved consumer confidence. Earnings in 2013 were $149 million ($2.92 per basic share and $2.79 per diluted share) and adjusting for the costs of early debt redemption and using a normalized Canadian statutory tax rate, Adjusted earnings were $142 million ($2.78 per basic share and $2.66 per diluted share).

OUTLOOK FOR 2016

US housing starts continue to remain well below the long-term annual average of 1.5 million and are recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.20 million to 1.37 million in 2016, which would represent an increase of 8% to 23% over 2015. In addition, Norbord expects continued solid growth in repair-and-remodel and industrial demand in 2016. No further mill restarts have been announced for 2016 which should drive an increase in the North American OSB demand-to-capacity ratio. Norbord does not expect to restart its indefinitely curtailed mills in Huguley, Alabama and Val-d’Or, Quebec in 2016, but will continue to monitor market conditions.

14    NORBORD 2015 ANNUAL REPORT

The economic fundamentals in Norbord’s core European markets (UK, Germany, BeNeLux) continue to recover. UK and German housing starts were each up 6% in 2015 and similar increases are forecast by industry experts for 2016. OSB prices have been under pressure as Eastern European producers redirect supply to take advantage of exchange rate differentials. However, the wider price differential versus higher cost imported plywood is accelerating substitution in favour of OSB and, as a result, OSB prices on the Continent have started to increase. Norbord expects to continue to run all panel mills at capacity, and achieve further productivity gains in 2016.

On the input cost side, raw material prices are expected to remain relatively flat as last year’s plunge in oil prices is already reflected in current resin prices. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure. In addition, the Company remains confident in its ability to realize the targeted Merger synergies of $45 million by the end of 2016.

Norbord is planning to make capital investments of $67 million ($75 million including intangible assets) in 2016 which includes key capital projects focused on reducing manufacturing costs and increasing productivity across the Company’s mills. In addition, the Board of Directors has approved the investment of $135 million over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill.

Norbord’s competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the continuing recovery in housing markets and Norbord will benefit from stronger OSB demand in the years ahead. Norbord intends to use a combination of free cash flow and its strong financial liquidity to reduce outstanding indebtedness and address its $200 million bond maturity in early 2017.

RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2015	2014
Sales	1,509	1,601
Adjusted EBITDA	122	115
Adjusted EBITDA margin	8%	7%
Depreciation and amortization	86	85
Investment in property, plant and equipment & intangible assets	70	105
Shipments (MMsf–3/8”)	7,237	6,929
Indicative Average OSB Price
North Central ($/Msf–7/16”)	209	218
South East ($/Msf–7/16”)	187	188
Western Canada ($/Msf–7/16”)	169	196
Europe (€/m3)(1)	224	262
(1)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Markets

North America is the principal market destination for Norbord’s products. North American OSB comprised 76% of Norbord’s panel shipments in 2015. Therefore, results of operations are most affected by volatility in North American OSB prices and demand. Europe comprised 24% of total shipments in 2015. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.

Shipments

MMsf–3/8”	2015	2014
North America	5,497	5,266
Europe	1,740	1,663
Total	7,237	6,929

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North America

According to APA – The Engineered Wood Association (APA), new home construction is the primary end use for the OSB industry in North America, accounting for approximately 55% of OSB consumption in 2015. US housing starts were approximately 1.1 million in 2015, up 11% from 1.0 million in 2014, and permits were 12% higher. Single-family starts (which use approximately three times more OSB than multi-family) increased by 10%. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain well below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of structural panels (OSB and plywood).

An apparent inventory destocking in the supply chain in the first half of the year, as well as lower export volumes due to the stronger US dollar, meant that stronger North American OSB consumption did not all translate into increased demand on OSB mills in 2015. According to the APA, North American OSB production increased by 2.4% in 2015 to approximately 20.4 Bsf (3/8-inch basis), representing 66% of total North American structural panel production and 73% of the OSB industry’s installed production capacity (83% of industry operating capacity). Plywood production decreased by 1.1% to approximately 10.7 Bsf (3/8-inch basis).

Against this backdrop, North Central benchmark OSB prices improved as the year progressed – from a low of $175 per Msf (7/16-inch basis) in April to a high of $257 per Msf in November, finishing the year at $230 per Msf. The North Central benchmark price averaged $209 per Msf in 2015 compared to $218 per Msf in 2014, a 4% decrease. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, benchmark prices averaged $187 per Msf, compared to $188 per Msf in the prior year. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $169 per Msf, compared to $196 per Msf in the prior year. The impact of lower Western Canada benchmark prices was mitigated by the fact that Norbord’s Canadian mills also benefited from a weaker Canadian dollar versus US dollar from a cost perspective.

Norbord’s North American OSB mills produced at 77% of stated capacity in 2015 (88% of operating capacity), up from 74% in 2014 (84% of operating capacity), and shipment volume increased by 4% in 2015. Approximately half of Norbord’s sales volume went to the new home construction sector in 2015, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction, industrial applications and export markets. Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.

Europe

Norbord’s core European panel markets in the UK and Germany all experienced strong demand growth in 2015, and the economic fundamentals in these regions continue to recover. The UK, where three of Norbord’s four European mills are located, led the recovery with unemployment remaining below 6%, GDP growth of over 2% and housing starts increased by 6% compared to the prior year, supported by improved consumer confidence. In Germany, Norbord’s largest Continental European market, housing starts increased 6% representing the seventh consecutive year of growth. In this improving environment, Norbord’s European mills produced at 97% of capacity in 2015 compared to 94% in 2014.

Full-year average panel prices were 10% lower than 2014. OSB prices were 19% lower year-over-year, however Continental OSB prices recovered in the second half of the year. In the UK, prices remained under pressure as Eastern European producers continue to redirect supply to take advantage of the weaker Euro. Particleboard prices were stable while medium density fibreboard (MDF) prices, which are less directly impacted by the recovering housing sector, declined 5% compared to 2014.

16    NORBORD 2015 ANNUAL REPORT

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has been weaker relative to the Euro which has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK and supported Norbord’s export program into the Continent. In 2015, the Pound Sterling strengthened from a low of 1.28 to a high of 1.43 against the Euro and is currently at 1.31.

Sales

(US $ millions)	2015	2014
North America	$1,055	$1,091
Europe	454	510
Total	$1,509	$1,601

Total sales decreased by $92 million or 6% in 2015. In North America, sales decreased by 3% due to lower OSB prices, which were partially offset by a 4% increase in shipment volumes. Average North Central and Western Canada OSB benchmark prices decreased by 4% and 14%, respectively, compared to 2014 and average South East prices remained flat. In Europe, sales decreased by 11% due to lower OSB and MDF prices, and the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, offset partially by an increase in shipment volumes.

Production

(MMsf–3/8”)	2015	2014
North America	5,500	5,285
Europe	1,745	1,690
Total	7,245	6,975

Total production volume increased by 4% or 270 million square feet (MMsf) (3/8-inch basis). The Company ramped up its North American capacity to meet increased OSB demand and its European panel mills continued to run on full production schedules.

North America

North American production volume increased by 4% or 215 MMsf (3/8-inch basis) in 2015 due to productivity gains from the Company’s operating mills, partially offset by more maintenance shuts and reduced production schedules in some mills. Annual production records were achieved at the mills in Bemidji, Minnesota; Joanna, South Carolina; La Sarre, Quebec; and Nacogdoches, Texas.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2016, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for future restart. The Company has not set a restart date and will only do so when it is sufficiently clear that customers require more product. These two mills represent 12% of Norbord’s annual estimated capacity in North America.

Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at 88% of their stated capacity in 2015. This compares to 84% in 2014. Including the indefinitely curtailed mills, Norbord’s mills produced at 77% of stated capacity in 2015, compared to 74% in 2014.

Europe

European production volume increased by 3% or 55 MMsf (3/8-inch basis). Annual production records were achieved at the OSB mill in Inverness, Scotland, and at both the particleboard and MDF lines in Cowie, Scotland. All of Norbord’s panel mills ran on full production schedules in 2015 excluding maintenance and holiday shutdowns and produced at 97% of capacity in 2015, compared to 94% in 2014.

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Operating Results

Adjusted EBITDA (US $ millions)	2015	2014
North America	$95	$82
Europe	38	47
Unallocated	(11)	(14)
Total	$122	$115

Norbord generated Adjusted EBITDA of $122 million in 2015, compared to $115 million in 2014. North American operations generated Adjusted EBITDA of $95 million, compared to $82 million in the prior year, a year-over-year increase of $13 million. Norbord’s European panel operations generated Adjusted EBITDA of $38 million, compared to $47 million in the prior year, a year-over-year decline of $9 million. Unallocated costs were $3 million lower in 2015 mainly due to a reduction in overhead costs as a result of the Merger and the foreign exchange impact of a weaker Canadian dollar versus the US dollar.

North America

Norbord’s North American Adjusted EBITDA increased by $13 million as significantly lower resin prices, the foreign exchange impact of a weaker Canadian dollar, and higher shipment volumes and lower raw material usages more than offset significantly lower OSB prices. Average North Central, South East and Western Canada OSB benchmark prices decreased by $9, $1 and $27 per Msf, respectively, which represents a decrease of 4%, 1% and 14%, respectively, compared to 2014.

Europe

Norbord’s European operations delivered another solid year, benefiting from continued strong demand in the Company’s core UK and German markets. The Adjusted EBITDA decline of $9 million in 2015 was primarily driven by lower average OSB and MDF prices and the foreign exchange impact of a weaker Pound Sterling versus the US dollar, offset partially by lower resin prices, improved raw material usages and higher shipment volumes. European panel prices decreased by 19% and 2% for OSB and MDF, respectively, while particleboard prices remained stable.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2015 vs. 2014
Adjusted EBITDA – current period	$122
Adjusted EBITDA – comparative period	115
Variance	7
Mill nets(1)	(107)
Volume(2)	21
Key input prices(3)	39
Key input usage(3)	13
Mill profit share and bonus	–
Other operating costs and foreign exchange(4)	41
Total	$7
(1)	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

18    NORBORD 2015 ANNUAL REPORT

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In North America, sales decreased by 3% primarily due to lower OSB prices partially offset by higher shipment volumes. In Europe, sales decreased by 11% due to lower OSB and MDF prices and the foreign exchange impact of a weaker Pound Sterling relative to the US dollar, offset partially by higher shipment volumes.

On the cost side, fluctuations in uncontrollable raw material prices significantly impact operating costs. In 2015, resin prices declined, more than offsetting modest pressure on fibre prices, providing significant input cost relief to OSB producers.

Resin prices, which are indexed to widely used industrial chemicals derived from oil and gas products, declined significantly in both North America and Europe in 2015 as a result of plunging oil prices.

Fibre prices increased in both North America and Europe in 2015 due to competition and logging capacity constraints which are putting pressure on timber harvesting in certain areas. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.

The Company realized MIP gains of $43 million in 2015 measured relative to 2014 at constant prices and exchange rates. Contributions to MIP included improved productivity and raw material usage reduction initiatives. Paybacks on the Company’s investments in fines screening technology, Merger synergies and other recent capital investments also contributed to the significant 2015 MIP gains.

In 2015, Norbord’s North American OSB cash production costs per unit decreased 9% over the prior year driven by the foreign exchange impact of a weaker Canadian dollar, lower resin prices, increased production volume and lower raw material usages.

FINANCE COSTS, COSTS ON EARLY DEBT EXTINGUISHMENT, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2015	2014
Finance costs	$(55)	$(53)
Foreign exchange loss on Ainsworth Notes	(28)	(28)
Gain (loss) on derivative financial instrument on Ainsworth Notes	4	(11)
Costs on early debt extinguishment	(25)	–
Depreciation and amortization	(86)	(85)
Income tax recovery	27	35

Finance Costs

Finance costs in 2015 increased compared to 2014 due to the program fees on accounts receivable securitization drawings in 2015. In April 2015, the Company issued $315 million in senior secured notes with an interest rate of 6.25%. These funds were used to redeem, prior to maturity, the $315 million Ainsworth Notes. During the year, less than $1 million (2014 – $1 million) in interest costs were capitalized on qualifying assets.

The effective interest rate on Norbord’s debt-related obligations was 6.2% as at December 31, 2015, and 6.9% as at December 31, 2014.

Foreign Exchange Loss on Ainsworth Notes

The Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. As a result, upon revaluation to Canadian dollars, Ainsworth recorded foreign exchange losses due to the strengthening of the US dollar.

NORBORD 2015 ANNUAL REPORT    19

Gain (Loss) on Derivative Financial Instrument on Ainsworth Notes

The Ainsworth Notes contained an embedded call option and this derivative was recorded initially at fair value with revaluation gains and losses subsequently. This derivative was extinguished when the Ainsworth Notes were redeemed prior to maturity.

Costs on Early Debt Extinguishment

In 2015, the Company incurred $25 million to redeem the Ainsworth Notes prior to maturity.

Depreciation and Amortization

Depreciation expense in 2015 was $1 million higher compared to 2014 due to higher production volumes as the Company uses the units-of-production method for its production equipment. Amortization expense is in line with the prior year.

Income Tax

A tax recovery of $27 million was recorded in 2015 on the pre-tax loss of $83 million. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.

A tax recovery of $35 million was recorded in 2014 on a pre-tax loss of $74 million. A non-recurring income tax recovery of $12 million ($0.14 per basic and diluted share) was recorded which is comprised of: (i) the recognition and utilization of certain tax attributes that offset taxes previously expensed; and (ii) the recognition of a previously unrecognized deferred tax asset.

In both 2015 and 2014, the Company received net cash tax refunds of $4 million related to losses carried back and over instalments.

At December 31, 2015, the Company had operating loss carryforwards for tax purposes of approximately €33 million from operations in Belgium. These losses can be carried forward indefinitely to offset future taxable income in Belgium. The Company also has operating loss carryforwards for tax purposes of CAD $483 million and US $186 million from operations in Canada and the US, respectively, which expire between 2026 and 2035. In addition, the Company has capital losses of CAD $286 million which can be carried forward indefinitely. These loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable, and will protect future cash flows. Certain deferred tax assets in respect of tax losses and other attributes have been recognized and included in deferred income taxes in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and reduces the amount recognized to the extent, in the judgement of management, it is not probable to be realized.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2015	2014
Cash provided by operating activities	$24	$16
Cash provided by operating activities per share	0.28	0.19
Operating working capital	125	106
Total working capital	134	200
Investment in property, plant and equipment & intangible assets	70	105
Net debt to capitalization, market basis(1)	32%	26%
Net debt to capitalization, book basis(1)	51%	51%
(1)	2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.

At year-end, the Company had unutilized liquidity of $344 million, comprising $9 million in cash and cash equivalents, $240 million in revolving bank lines and $95 million undrawn under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.

20    NORBORD 2015 ANNUAL REPORT

The Company’s outstanding long-term debt has a weighted average term of 4.8 years. Norbord’s net debt for financial covenant purposes was $751 million at December 31, 2015, which includes long-term debt of $755 million less cash and cash equivalents of $9 million plus letters of credit of $5 million.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due 2017 bear an interest rate that varies with the Company’s credit ratings. The interest rate has been 7.70% since August 15, 2013.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2023

In April 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred on the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2017 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the outstanding Ainsworth Notes that were assumed upon closing of the Merger. As a result of the early redemption, a premium of $13 million was paid, a $1 million write-off of net unamortized debt issue costs was recorded and an $11 million write-off upon extinguishment of the related derivative financial instrument was recognized.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. In April 2015, the Company amended its committed revolving bank lines to reset the tangible net worth covenant to $450 million to reflect the Merger and extend the maturity date for $225 million of the total aggregate commitment to May 2018 (the remaining $20 million commitment matures in May 2016). The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 is excluded;

•	intangible assets are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $724 million and net debt for financial covenant purposes was $751 million. Net debt to capitalization, book basis, was 51%. The Company was in compliance with the financial covenants at period-end.

NORBORD 2015 ANNUAL REPORT    21

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2015	Dec 31, 2014(1)
Long-term debt, principal value	$755	$440
Add: Other long-term debt	30	–
Less: Cash and cash equivalents	(9)	(25)
Net debt	776	415
Less: Other long-term debt	(30)	–
Add: Letters of credit	5	3
Net debt for financial covenant purposes	751	418
Shareholders’ equity	519	359
Less: Intangible assets	(18)	–
Add: Other comprehensive income change(2)	47	24
Add: Impact of Ainsworth changing functional currencies	155	–
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	724	404
Total capitalization	$1,475	$822
Net debt to capitalization, book basis	51%	51%
Net debt to capitalization, market basis	32%	26%
(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Cumulative subsequent to January 1, 2011.

Debt Issue Costs

In 2015, debt issue costs of $6 million were incurred on the issuance of the 2023 senior notes and the amendment of the revolving bank lines. Amortization expense related to debt issue costs for 2015 was $2 million (2014 – $1 million).

Accounts Receivable Securitization

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. In April 2015, the program commitment limit was increased from $100 million to $125 million following the Merger. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $122 million in trade accounts receivable, and Norbord recorded cash proceeds of $30 million relating to this financing program as Other long-term debt. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at January 27, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

22    NORBORD 2015 ANNUAL REPORT

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable and inventory and prepaids less accounts payable and accrued liabilities, increased by $19 million during the year to $125 million at year-end, compared to $106 million at December 31, 2014. The year-over-year increase was primarily due to lower accounts payable and higher accounts receivable partially offset by lower inventory and prepaids. Lower accounts payable was primarily attributed to accrued transaction costs related to the Merger at December 31, 2014 and the timing of payments. Higher accounts receivable was primarily attributed to higher North American pricing in the fourth quarter of 2015. Lower inventory was primarily attributable to the timing of production curtailments taken in the fourth quarter of 2015. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Total working capital, which includes operating working capital plus cash and cash equivalents and income tax receivable, was $134 million as at December 31, 2015, compared to $200 million at December 31, 2014. The decrease is primarily attributed to the lower cash balance, partially offset by the higher operating working capital.

Operating activities generated $24 million of cash or $0.28 per share in 2015, compared to $16 million or $0.19 per share in 2014. In 2015, a lower relative increase in operating working capital compared to 2014 was the primary driver of the improved cash generation.

The Company did not have any net investment hedges in 2015 or 2014.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

Payments Due by Period

(US $ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt, including interest	$50	$271	$33	$33	$273	$364	$1,024
Purchase obligations	55	46	27	–	–	–	128
Operating leases	4	3	2	1	–	2	12
Reforestation obligations	–	–	1	1	–	1	3
Total	$129	$300	$63	$35	$273	$367	$1,167

Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS AND DIVESTITURES

Investment in Property, Plant and Equipment

(US $ millions)	2015	2014
Increased productivity	$24	$63
Environmental	13	8
Maintenance of business	24	28
Total	$61	$99

The focus of the Company’s capital reinvestment strategy is to improve production efficiency, reduce manufacturing costs across the Company’s mills and maintain high standards for environmental performance. Investment in property, plant and equipment in 2015 was $61 million ($70 million including intangible assets), representing approximately 71% of depreciation and amortization. Key 2015 projects included the fines screening projects at the Guntown, Mississippi and Jefferson, Texas mills, wood-handling projects at the Genk, Belgium and Inverness, Scotland mills, and additional work to rebuild the press line at the curtailed Huguley, Alabama mill. As a result of the slower than expected pace of the US housing recovery, the press refurbishment at Huguley continues, but at a slow pace. Key 2014 projects included the rebuild of the wood-handling end at the Joanna, South Carolina mill, the dryer upgrade at the Cowie, Scotland particleboard mill and the fines screening project at the Cordele, Georgia mill.

NORBORD 2015 ANNUAL REPORT    23

Norbord’s 2016 investment in property, plant and equipment is expected to be $67 million ($75 million including intangible assets). The plan includes further process debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines. In addition, the Board of Directors has approved the investment of $135 million over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill.

Investment in Intangible Assets

In 2015, investment in intangible assets was $9 million and consisted primarily of the acquisition of timber rights under a wood tenure agreement and investment in software acquisition and development costs. In 2014, investment in intangible assets was $6 million consisting primarily of software acquisition and development costs.

CAPITALIZATION

Common Share Information

At December 31	2015	2014(1)
Shares outstanding (millions)	85.4	53.5
Dividends (US $ millions)	$40	$116
Market price at year-end (CAD $)	$26.95	$25.83
(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

The increase in shares outstanding during 2015 is primarily related to the Merger. On March 31, 2015, each Ainsworth shareholder received 0.1321 of a Norbord common share for each Ainsworth share held and consequently, 31.8 million common shares were issued. At January 27, 2016, there were 85.4 million common shares outstanding. The average daily volume traded during 2015 was approximately 222,000 shares compared to approximately 201,000 shares in 2014.

In October 2015, Norbord renewed its normal course issuer bid in accordance with TSX rules. Under the bid, the Company may purchase up to 4,270,085 of its common shares, which represented approximately 5% of the 85.4 million issued and outstanding common shares as at October 20, 2015. Purchases under the bid will terminate on the earlier of November 2, 2016, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX, or the date Norbord provides notice of termination of the bid. As at January 27, 2016, no share purchases have been made under this bid or the Company’s previous bid that expired on March 5, 2015.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends and has adjusted the level twice to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities:

(in CAD $)	Quarterly dividend declared per common share
Q2-2013 to Q4-2014	$0.60
Q1-2015 & Q2-2015	0.25
Q3-2015 & Q4-2015	0.10

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

24    NORBORD 2015 ANNUAL REPORT

Stock Options

As at December 31, 2015, options on 2.3 million common shares were outstanding, with 55% vested. The exercise prices for the outstanding options range from CAD $6.50 to CAD $111.30, with expiry on various dates up to 2025. In 2015, 0.1 million stock options were exercised (2014 – nil stock options) resulting in the issuance of 0.1 million common shares for total proceeds of $2 million.

SELECTED QUARTERLY INFORMATION

				2015				2014

(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)	15%	8%	5%	4%	4%	5%	12%	10%
Return on equity (ROE)	11%	(3)%	(9)%	(10)%	(8)%	(6)%	4%	1%
Cash provided by (used for) operating activities	56	23	(3)	(52)	9	34	16	(43)
Cash provided by (used for) operating activities per share	0.66	0.27	(0.04)	(0.61)	0.11	0.40	0.19	(0.50)
SALES AND EARNINGS
Sales	415	378	365	351	372	409	419	401
Adjusted EBITDA	57	30	19	16	14	19	46	36
Earnings (loss)	13	(9)	(23)	(37)	(26)	(29)	23	(7)
Adjusted earnings (loss)	16	(4)	(13)	(13)	(16)	(11)	9	1
PER COMMON SHARE EARNINGS
Earnings (loss), basic and diluted(1)	0.15	(0.11)	(0.27)	(0.43)	(0.30)	(0.34)	0.27	(0.08)
Adjusted earnings (loss), basic and diluted(2)	0.19	(0.05)	(0.15)	(0.15)	(0.18)	(0.13)	0.11	0.01
Dividends declared(3)	0.10	0.10	0.25	0.25	0.60	0.60	0.60	0.60
KEY STATISTICS
Shipments (MMsf–3/8")
North America	1,459	1,409	1,375	1,254	1,312	1,366	1,367	1,221
Europe	425	453	438	424	401	433	395	434
Indicative Average OSB Price
North Central ($/Msf–7/16")	242	204	193	193	216	216	219	219
South East ($/Msf–7/16")	221	176	174	175	181	177	199	193
Western Canada ($/Msf–7/16")	204	158	152	159	172	187	206	219
Europe (€/m3)(4)	226	220	218	232	248	258	269	273
(1)	Basic and diluted earnings (loss) per share are the same.
(2)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for Q2-14 is $0.10.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

NORBORD 2015 ANNUAL REPORT    25

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when operations are running at full capacity, is approximately $58 million or $0.68 per basic share. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy which had been increasing as the broader US economic recovery gained traction. However, prices for resin, a petroleum-based product, started trending down along with oil prices in the fourth quarter of 2014, reversing a decade-long upward trend. The Company expects to continue to benefit from lower resin prices as long as global oil prices remain under pressure.

Norbord has significant exposure to the Canadian dollar with approximately 37% of its panel production capacity located in Canada following the Merger. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Merger Transaction Costs – Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger. Included in the first quarter of 2015 is $7 million ($0.08 per basic and diluted share) of transaction costs related to the Merger. Included in the fourth quarter of 2014 is $9 million ($0.11 per basic and diluted share) of transaction costs related to the Merger. Included in the third quarter of 2014 is $1 million ($0.01 per basic and diluted share) of transactions costs related to the Merger.

Severance and Other Costs Incurred to Achieve Merger Synergies – Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of severance costs incurred to achieve synergies from the Merger. Included in the fourth quarter of 2015 is $3 million ($0.03 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of similar costs and included in the first quarter of 2015 is $1 million ($0.01 per basic and diluted share) of costs associated with the immediate vesting of certain Ainsworth stock options upon closing of the Merger.

Costs on Early Debt Extinguishment – Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early redemption of the Ainsworth Notes, an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.08 per basic and diluted share) non-recurring income tax recovery and included in the third quarter of 2014 is a $5 million ($0.06 per basic and diluted share) non-recurring income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets.

26    NORBORD 2015 ANNUAL REPORT

Foreign Exchange Loss on Ainsworth Notes – Included in the first quarter of 2015 is a $28 million ($0.33 per basic and diluted share) foreign exchange loss due to the revaluation of the Ainsworth Notes to Canadian dollars since the Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. Revaluation gains or losses included in the fourth, third, second and first quarter of 2014 are an $11 million ($0.13 per basic and diluted share) foreign exchange loss, a $16 million ($0.19 per basic and diluted share) foreign exchange loss, an $11 million ($0.13 per basic and diluted share) foreign exchange gain and a $12 million ($0.14 per basic and diluted share) foreign exchange loss, respectively.

Gain (Loss) on Derivative Financial Instrument on Ainsworth Notes – Included in the first quarter of 2015 is a $4 million ($0.05 per basic and diluted share) revaluation gain on the embedded call option contained in the Ainsworth Notes. This derivative was extinguished when the Ainsworth Notes were early redeemed. Revaluation gains or losses included in the fourth, third, second and first quarter of 2014 are a $2 million ($0.02 per basic and diluted share) loss, a $12 million ($0.14 per basic and diluted share) loss, a $1 million ($0.01 per basic and diluted share) loss and a $4 million ($0.05 per basic and diluted share) gain, respectively.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Earnings (loss)	$13	$(9)	$(23)	$(37)	$(26)	$(29)	$23	$(7)
Add: Merger transaction costs	–	–	–	8	9	1	–	–
Add: Severance incurred to achieve Merger synergies	–	–	2	–	–	–	–	–
Add: Other costs incurred to achieve Merger synergies	3	–	1	1	–	–	–	–
Add: Costs on terminated LP acquisition	–	–	–	–	–	–	–	2
Add: Costs on early extinguishment of Ainsworth Notes	–	–	25	–	–	–	–	–
Add (Less): Foreign exchange loss (gain) on Ainsworth Notes	–	–	–	28	11	16	(11)	12
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	–	–	–	(4)	2	12	1	(4)
Add (Less): Reported income tax expense (recovery)	6	3	(22)	(14)	(18)	(15)	(1)	(1)
Adjusted pre-tax earnings (loss)	22	(6)	(17)	(18)	(22)	(15)	12	2
(Less) Add: Income tax (expense) recovery at statutory rate(1)	(6)	2	4	5	6	4	(3)	(1)
Adjusted earnings (loss)	$16	$(4)	$(13)	$(13)	$(16)	$(11)	$9	$1
(1)	Represents Canadian combined federal and provincial statutory rate.

NORBORD 2015 ANNUAL REPORT    27

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Earnings (loss)	$13	$(9)	$(23)	$(37)	$(26)	$(29)	$23	$(7)
Add: Finance costs	14	14	13	14	13	13	13	14
Add: Depreciation and amortization	21	22	22	21	23	21	21	20
Add (less): Income tax expense (recovery)	6	3	(22)	(14)	(18)	(15)	(1)	(1)
Add: Merger transaction costs	–	–	1	7	9	1	–	–
Add: Severance incurred to achieve Merger synergies	–	–	2	–	–	–	–	–
Add: Other costs incurred to achieve Merger synergies	3	–	1	1	–	–	–	–
Add: Costs on terminated LP acquisition	–	–	–	–	–	–	–	2
Add: Costs on early extinguishment of Ainsworth Notes	–	–	25	–	–	–	–	–
Add (Less): Foreign exchange loss (gain) on Ainsworth Notes	–	–	–	28	11	16	(11)	12
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	–	–	–	(4)	2	12	1	(4)
Adjusted EBITDA	$57	$30	$19	$16	$14	$19	$46	$36

FOURTH QUARTER RESULTS

Norbord’s Adjusted EBITDA increased in the fourth quarter alongside improving North American OSB prices.

In the fourth quarter of 2015, North Central benchmark OSB prices averaged $242 per Msf (7/16-inch basis), up $38 per Msf from the prior quarter and up $26 per Msf from the fourth quarter of 2014. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, prices averaged $221 per Msf in the quarter, up $45 from the prior quarter and up $11 from the fourth quarter of 2014. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $204 per Msf for the quarter, compared to $158 per Msf in the previous quarter and $172 per Msf in the same quarter last year. The impact of lower Western Canada benchmark prices was mitigated by the fact that operating costs at Norbord’s Canadian mills also benefited from a weaker Canadian dollar versus US dollar. In Europe, particleboard prices declined by 3% quarter-over-quarter and both OSB and MDF prices declined by 1% due to the seasonal slowdown in demand. Year-over-year, particleboard prices were flat, while OSB prices and MDF prices were down 16% and 5%, respectively as Eastern European producers continued to redirect supply to take advantage of the weaker Euro.

In North America, shipments were higher than the prior quarter as there were six more fiscal days in the fourth quarter and warmer weather buoyed OSB demand further into the fourth quarter. Shipments were up 11% compared to the same quarter last year due to improved OSB demand supported by increased mill productivity. In Europe, the seasonal slowdown was evident as shipment volumes decreased over the prior quarter. European shipments were higher compared to the same quarter last year due to increased demand in key OSB markets.

Sales in the quarter were $415 million, compared to $378 million in the third quarter of 2015 and $372 million in the fourth quarter of 2014. Quarter-over-quarter and year-over-year, sales increased by $37 million and $43 million, respectively, primarily due to higher North American OSB prices and an increase in North American shipment volumes.

28    NORBORD 2015 ANNUAL REPORT

Norbord’s North American OSB operating mills produced at 84% of capacity in the fourth quarter of 2015, compared to 92% in the third quarter of 2015 and 81% in the fourth quarter of 2014. Norbord’s European mills produced at 95% of capacity in both the fourth quarters of 2015 and 2014, compared to 99% in the third quarter of 2015.

Norbord recorded earnings of $13 million ($0.15 per basic share and diluted share) in the fourth quarter of 2015, up from a loss of $9 million ($0.11 per basic and diluted share) in the third quarter of 2015 and a loss of $26 million ($0.30 per basic and diluted share) in the fourth quarter of 2014.

Excluding the impact of non-recurring items (other costs incurred to achieve Merger synergies and Merger transaction costs) and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $16 million ($0.19 per basic share and diluted share) in the fourth quarter of 2015 compared to an Adjusted loss of $4 million ($0.05 Adjusted loss per basic and diluted share) in the prior quarter and an Adjusted loss of $16 million ($0.18 Adjusted loss per basic and diluted share) in the fourth quarter of 2014. Quarter-over-quarter Adjusted earnings increased by $20 million primarily due to higher North American OSB pricing. Year-over-year Adjusted earnings increased by $32 million primarily due to higher North American OSB pricing, the cost benefit of a weaker Canadian dollar, lower resin prices and higher shipment volumes, partially offset by lower European OSB and MDF prices and higher North American maintenance costs attributed to the timing of maintenance shuts.

Norbord recorded Adjusted EBITDA of $57 million in the current quarter, $30 million in the prior quarter and $14 million in the fourth quarter of 2014.

Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2015 vs. Q3 2015	Q4 2015 vs. Q4 2014
Adjusted EBITDA – current period	$57	$57
Adjusted EBITDA – comparative period	30	14
Variance	27	43
Mill nets(1)	39	14
Volume(2)	(4)	6
Key input prices(3)	4	12
Key input usage(3)	(3)	4
Mill profit share and bonus	–	(1)
Other operating costs and foreign exchange(4)	(9)	8
Total	$27	$43

(1)	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

NORBORD 2015 ANNUAL REPORT    29

Adjusted EBITDA

(US $ millions)	Q4 2015	Q3 2015	Q4 2014
North America	$51	$22	$6
Europe	10	11	11
Unallocated	(4)	(3)	(3)
Total	$57	$30	$14

Norbord’s North American operations generated Adjusted EBITDA of $51 million in the fourth quarter of 2015, versus $22 million in the third quarter of 2015 and $6 million in the fourth quarter of 2014. Quarter-over-quarter, the increase of $29 million was primarily attributed to significantly higher OSB prices and the impact of six additional fiscal days in the fourth quarter, partially offset by the timing of annual maintenance shuts. The year-over-year increase of $45 million was primarily attributed to higher OSB prices, lower resin prices, higher shipment volume and the cost benefit of a weaker Canadian dollar.

In the fourth quarter, Norbord’s North American OSB cash production costs per unit increased 5% versus the third quarter of 2015 due to the timing of annual maintenance shuts which more than offset the impact of six additional fiscal days in the fourth quarter. Unit costs decreased by 10% versus the fourth quarter of 2014 as the cost benefit of the weaker Canadian dollar and lower resin prices was only partially offset by the timing of annual maintenance shuts.

Norbord’s European operations generated Adjusted EBITDA of $10 million in the fourth quarter of 2015, versus $11 million in both the third quarter of 2015 and the fourth quarter of 2014. Quarter-over-quarter, Adjusted EBITDA decreased due to lower shipment volumes which were partially offset by lower resin and energy prices. The year-over-year decrease is primarily attributed to lower OSB and MDF prices, partially offset by lower resin prices and lower raw material usages.

Unallocated costs are in line with prior periods.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2015:

Indemnity Commitment

As at December 31, 2015, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2015, the fees for services rendered and the cost of goods purchased were less than $1 million (2014 – less than $1 million) and were charged at market rates.

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2015, net sales of $48 million (2014 – $66 million) were made to Interex. At year-end, $3 million (December 31, 2014 – $2 million) due from Interex was included in accounts receivable.

30    NORBORD 2015 ANNUAL REPORT

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2015	2014
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	2
	$3	$6

FINANCIAL POLICIES

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, the Company had unutilized liquidity of $344 million, comprising $9 million in cash and cash equivalents, $95 million undrawn under its accounts receivable securitization program and $240 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At January 27, 2016, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2
Issuer	BB	BB-	Ba2
Outlook	Negative	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

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Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

CHANGES IN ACCOUNTING POLICIES

Prior to the Merger, the accounting policies of the Company and Ainsworth were consistent, however the following accounting policies were adopted post-Merger:

(i)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(ii)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized on a straight-line basis over the life of the agreement or based on the volume of timber harvested. Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment.

(iii)	Reforestation Obligations

For certain operations, timber is harvested under various licences issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

32    NORBORD 2015 ANNUAL REPORT

FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date from January 1, 2017 to January 1, 2018 and will be effective for the year ending December 31, 2018. The Company is currently assessing the impact of IFRS 15 on its financial statements.

(iii)	Leases

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (IFRS 16) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ending December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently assessing the impact of IFRS 16 on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

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Judgements

Information about management’s judgement made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or de-recognition of a deferred tax asset is required, current period earnings or OCI will be affected.

Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2015 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment and Intangible Assets

When determining the value in use of property, plant and equipment and intangible assets during impairment testing, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Reforestation Obligation

Timber is harvested under various licenses issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgements and assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

34    NORBORD 2015 ANNUAL REPORT

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

Product Concentration and Cyclicality

OSB accounts for almost 90% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in product prices on Adjusted EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16"	$58
OSB – Europe	€10 per m3	8

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2017, 2020 and 2023 and has bank lines that are committed to 2018, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

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Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.

When Norbord purchases timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.

In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.

Aboriginal groups have claimed substantial portions of land in various Canadian provinces over which they claim aboriginal title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.

36    NORBORD 2015 ANNUAL REPORT

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Pound Sterling, Euro and Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros
•	Net Canadian dollar-denominated monetary assets and liabilities
•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

Third-Party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 40% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor (formerly the Communications, Energy and Paperworkers Union) representing members at the OSB mills in La Sarre, Quebec and Barwick, Ontario expire June 30, 2016 and July 31, 2017, respectively. The current contract with the Pulp, Paper and Woodworkers of Canada (PPWC) representing members at the OSB mill in 100 Mile House, British Columbia expires June 30, 2017. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. In addition, environmental laws and regulations could become more stringent in the future.

International Sales

A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

NORBORD 2015 ANNUAL REPORT    37

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

Norbord takes various positions in the normal course of business of filing its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are all closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

Ainsworth Merger

The Merger with Ainsworth presents certain risks to Norbord’s business and operations including, among other things, risks regarding: (1) inability to successfully integrate the business and employees of Ainsworth; (2) inability to avoid unforeseen increased expenses or delays associated with the Merger and integration; (3) inability to successfully manage the complex integration of systems, technology, networks and other assets of Ainsworth in a manner that minimizes any adverse impact on customers, vendors, suppliers, employees and other constituencies; (4) experience disruption of, or inconsistencies in, each of Norbord’s and Ainsworth’s standards, controls, procedures, policies and services. Accordingly, the Company may not realize the full expected benefits of synergies, innovation and operational efficiencies; and may not achieve these benefits within the anticipated timeframe or may not be able to fully and accurately measure any such benefits.

Information Technology Infrastructure

In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

38    NORBORD 2015 ANNUAL REPORT

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In accordance with the provisions of NI 52-109, management, including the CEO and CFO, have limited the scope of their design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Ainsworth. Norbord completed its Merger on March 31, 2015.

Ainsworth’s contribution to the Company’s consolidated financial statements for the year ended December 31, 2015 was approximately 26% of consolidated sales and approximately 30% of consolidated Adjusted EBITDA. As at December 31, 2015, Ainsworth’s current assets and current liabilities were approximately 22% and 14% of consolidated current assets and current liabilities, respectively, and its long-term assets and long-term liabilities were approximately 38% and 1% of consolidated non-current assets and non-current liabilities, respectively.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 excluding the design of controls, policies and procedures over financial reporting of Ainsworth as previously noted. Based on this assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2015. There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, are effective.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2015 by Norbord’s management, including the CEO and CFO, excluding the design of disclosure controls and procedures of Ainsworth as previously noted. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by Louisiana-Pacific (LP) that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. The actual income tax recovery (expense) is deducted (added back) and a tax recovery (expense) calculated at the Canadian combined federal and provincial statutory rate is added (deducted). Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

NORBORD 2015 ANNUAL REPORT    39

The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Merger transaction costs	8	10	–
Add: Severance costs related to Merger	2	–	–
Add: Other costs incurred to achieve Merger synergies	5	–	–
Add: Costs on terminated LP acquisition	–	2	–
Add: Costs on early extinguishment of Ainsworth Notes	25	–	–
Add: Foreign exchange on Ainsworth Notes	28	28	–
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	–
Cost of early debt extinguishment	–	–	20
(Less) Add: Reported income tax (recovery) expense	(27)	(35)	25
Adjusted pre-tax (loss) earnings	(19)	(23)	194
Add (Less): Income tax recovery (expense) at statutory rate(2)	5	6	(52)
Adjusted (loss) earnings	$(14)	$(17)	$142

(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items. Non-recurring items include costs related to the Merger, costs related to the proposed acquisition of Ainsworth by LP that was terminated in 2014, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2015	2014	2013(1)
(Loss) earnings	$(56)	$(39)	$149
Add: Finance costs	55	53	37
Add: Depreciation and amortization	86	85	56
(Less) Add: Income tax (recovery) expense	(27)	(35)	25
Add: Merger transaction costs	8	10	–
Add: Severance costs related to Merger	2	–	–
Add: Other costs incurred to achieve Merger synergies	5	–	–
Add: Costs on terminated LP acquisition	–	2	–
Add: Costs on early extinguishment of Ainsworth Notes	25	–	–
Add: Foreign exchange on Ainsworth Notes	28	28	–
(Less) Add: (Gain) loss on derivative financial instrument on Ainsworth Notes	(4)	11	–
Add: Costs on early debt extinguishment	–	–	20
Adjusted EBITDA	$122	$115	$287
(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

40    NORBORD 2015 ANNUAL REPORT

EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.

Operating working capital is defined as accounts receivable plus inventory plus prepaid assets less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	2015	2014
Accounts receivable	$135	$126
Inventory	181	187
Prepaids	10	11
Accounts payable and accrued liabilities	(201)	(218)
Operating working capital	$125	$106

Total working capital is operating working capital plus cash and cash equivalents and tax receivable less bank advances, if any.

(US $ millions)	2015	2014
Operating working capital	$125	$106
Cash and cash equivalents	9	92
Tax receivable	–	2
Total working capital	$134	$200

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2015	2014
Property, plant and equipment	$1,260	$1,341
Intangible assets	18	11
Accounts receivable	135	126
Inventory	181	187
Prepaids	10	11
Accounts payable and accrued liabilities	(201)	(218)
Capital employed	$1,403	$1,458

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

NORBORD 2015 ANNUAL REPORT    41

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2015	2014(1)
Long-term debt, principal value	$755	$440
Less: Cash and cash equivalents	(9)	(25)
Net debt	746	415
Add: Letters of credit	5	3
Net debt for financial covenant purposes	$751	$418
(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2015	2014(1)
Shareholders’ equity	$519	$359
Less: Intangible assets	(18)	–
Add: Other comprehensive income movement(2)	47	24
Add: Impact of Ainsworth adopting USD as its functional currency	155	–
Add: IFRS transitional adjustments	21	21
Tangible net worth	$724	$404
(1)	Figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

42    NORBORD 2015 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the U.S. Census Bureau and FEA (Forest Economic Advisors, LLC) which we may refer to but have not independently verified; (17) the integration of the Ainsworth operations; and (18) the ability of the combined Company to realize synergies.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; and (12) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

NORBORD 2015 ANNUAL REPORT    43

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgements and estimates necessary to prepare the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company maintains systems of internal controls, which are designed to provide reasonable assurance that accounting records are reliable and to safeguard the Company’s assets. Management is required to certify as to the design and operating effectiveness of internal controls over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and Management’s Discussion and Analysis, considers the report of the external auditors, assesses the adequacy of the internal controls of the Company, approves the services provided by the external auditors, examines the fees and expenses for audit services, and recommends to the Board the independent auditors for appointment by the shareholders. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

January 27, 2016

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

44    NORBORD 2015 ANNUAL REPORT

Independent Auditors’ Report

To the Shareholders of Norbord Inc.

We have audited the accompanying consolidated financial statements of Norbord Inc., which comprise the consolidated balance sheets as at December 31, 2015, December 31, 2014 and January 1, 2014, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

NORBORD 2015 ANNUAL REPORT    45

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norbord Inc. as at December 31, 2015, December 31, 2014, and January 1, 2014 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to notes 2(b) and 21 to the consolidated financial statements, which explain that the comparative figures as at December 31, 2014 and January 1, 2014, and for the year ended December 31, 2014 have been restated to give retrospective effect to the common control merger of Norbord Inc. and Ainsworth Lumber Co. Ltd. as if they had always been combined.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

January 27, 2016

Toronto, Canada

46    NORBORD 2015 ANNUAL REPORT

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2015	Dec 31, 2014 (notes 2(b) and 21(a))	Jan 1, 2014 (notes 2(b) and 21(a))
Assets
Current assets
Cash and cash equivalents		$9	$92	$327
Accounts receivable	3	135	126	143
Tax receivable		–	2	10
Inventory	4	181	187	172
Prepaids		10	11	9
		335	418	661

Non-current assets
Property, plant and equipment	5	1,260	1,341	1,388
Deferred income tax assets	12	5	7	2
Other assets	6	33	36	43
		1,298	1,384	1,433
		$1,633	$1,802	$2,094
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$201	$218	$246
Current portion of long-term debt	7	–	–	9
		201	218	255

Non-current liabilities
Long-term debt	7	745	748	746
Other long-term debt	3	30	–	–
Other liabilities	8, 9	31	47	40
Deferred income tax liabilities	12	107	130	174
		913	925	960
Shareholders’ equity	13	519	659	879
		$1,633	$1,802	$2,094

(See accompanying notes)

Commitments and Contingencies (note 18)

On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
J. PETER GORDON	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

NORBORD 2015 ANNUAL REPORT    47

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	Note		2015	2014 (notes 2(b) and 21(b))
Sales			$1,509	$1,601
Cost of sales	10		(1,376)	(1,472)
General and administrative expenses	10		(16)	(14)
Depreciation and amortization	5		(86)	(85)
Operating income			31	30

Non-operating (expense) income:
Finance costs	11		(55)	(53)
Foreign exchange loss on Ainsworth Notes			(28)	(28)
Costs on early debt extinguishment	7		(25)	–
Gain (loss) on derivative financial instrument on Ainsworth Notes	17		4	(11)
Merger transaction costs	1		(8)	(10)
Severance costs related to Merger			(2)	–
Costs related to terminated LP acquisition	21	(f)(iii)	–	(2)
Loss before income tax			(83)	(74)
Income tax recovery	12		27	35
Loss			$(56)	$(39)

Loss per common share
Basic and Diluted	14		$(0.66)	$(0.46)

(See accompanying notes)

Consolidated Statements of Comprehensive Income

Years ended December 31 (US $ millions)	Note	2015	2014 (notes 2(b) and 21(c))
Loss		$(56)	$(39)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	9, 12	4	(12)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	12	(52)	(55)
Other comprehensive loss, net of tax		(48)	(67)
Comprehensive loss		$(104)	$(106)

(See accompanying notes)

48    NORBORD 2015 ANNUAL REPORT

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	Note	2015	2014 (notes 2(b) and 21(d))
Share capital
Balance, beginning of year		$1,331	$1,330
Issue of common shares upon exercise of options and
Dividend Reinvestment Plan	13	3	1
Balance, end of year		$1,334	$1,331
Merger reserve
Balance, beginning and end of year		$(96)	$(96)
Contributed surplus
Balance, beginning of year		$9	$8
Stock-based compensation	13	1	1
Balance, end of year		$10	$9
Retained deficit
Balance, beginning of year		$(463)	$(308)
Loss		(56)	(39)
Common share dividends		(40)	(116)
Balance, end of year(i)		$(559)	$(463)
Accumulated other comprehensive loss
Balance, beginning of year		$(122)	$(55)
Other comprehensive loss		(48)	(67)
Balance, end of year	13	$(170)	$(122)
Shareholders’ equity		$519	$659

(See accompanying notes)

(i) Retained earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013 (note 13)	$(263)	$(263)
All other retained earnings	(296)	(200)
	$(559)	$(463)

NORBORD 2015 ANNUAL REPORT    49

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	Note	2015	2014 (note 21(e))
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$(56)	$(39)
Items not affecting cash:
Depreciation and amortization		86	85
Deferred income tax	12	(25)	(39)
(Gain) loss on derivative financial instrument on Ainsworth Notes	17	(4)	11
Foreign exchange loss on Ainsworth Notes		28	28
Other items	15	14	(2)
		43	44
Net change in non-cash operating working capital balances	15	(21)	(37)
Net change in tax receivable		2	9
		24	16
Investing activities
Investment in property, plant and equipment		(59)	(107)
Investment in intangible assets		(9)	(6)
		(68)	(113)
Financing activities
Common share dividends paid		(40)	(115)
Issuance of debt	7	315	–
Debt issue costs	7	(6)	(1)
Repayment of debt	7	(315)	–
Premium on early debt extinguishment of Ainsworth Notes	7	(13)	–
Accounts receivable securitization drawings, net	3	30	–
Repayment of equipment financing loans		–	(9)
Issue of common shares	13	2	–
		(27)	(125)
Foreign exchange revaluation on cash and cash equivalents held		(12)	(13)
Cash and cash equivalents
Decrease during year		(83)	(235)
Balance, beginning of year		92	327
Balance, end of year	15	$9	$92

(See accompanying notes, including note 15 for supplemental cash flow information)

50    NORBORD 2015 ANNUAL REPORT

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) under the symbol NBD. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction (the Merger). Under the terms of the transaction, Ainsworth shareholders received 0.1321 of a share of the Company for each Ainsworth share held pursuant to a plan of arrangement under the British Columbia Business Corporations Act. Based on the number of Ainsworth common shares outstanding as at March 31, 2015, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth became a wholly-owned subsidiary of Norbord and Ainsworth’s shares were delisted from the TSX on April 2, 2015.

Prior to the completion of the Merger, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively. Brookfield now controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on January 27, 2016.

(b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries and the Company has elected a policy to retrospectively combine the financial statements of the Company and Ainsworth as if they had always been combined; see note 21 for reconciliations of restated prior period financial statement figures.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 17).

(d)	Functional and Presentation Currency

The US dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

NORBORD 2015 ANNUAL REPORT    51

(e)	Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities of the Company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings. Gains or losses on transactions that hedge these items are also included in earnings. Revenue and expenses are measured at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from monetary assets or liabilities in a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (OCI).

(f)	New Accounting Policies

Prior to the Merger, the accounting policies of the Company and Ainsworth were consistent, however the following policies were adopted post-Merger:

(i)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(ii)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized on a straight-line basis over the life of the agreement or based on the volume of timber harvested. Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment as described in note 2(i) below.

(iii)	Reforestation Obligations

For certain operations, timber is harvested under various licences issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

(g)	Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, and investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

52    NORBORD 2015 ANNUAL REPORT

(h)	Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(i)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production basis. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs to sell and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(j)	Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and their final five years’ or career average salary. The plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through OCI.

(k)	Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

NORBORD 2015 ANNUAL REPORT    53

The fair values of the Company’s derivative financial instruments are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments is based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(l)	Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying value of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(m)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax expense (recovery) is recorded.

(n)	Share-Based Payments

The Company issues share-based awards to certain employees in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

54    NORBORD 2015 ANNUAL REPORT

(o)	Revenue Recognition

Sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(p)	Impairment of Non-Derivative Financial Assets

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

(q)	Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

Level 1 –	unadjusted quoted prices available in active markets for identical assets or liabilities;

Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(r)	Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

NORBORD 2015 ANNUAL REPORT    55

A. Judgements

Information about management’s judgement made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or OCI will be affected.

B. Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2015 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment and Intangible Assets

When determining the value in use of property, plant and equipment and intangible assets during impairment testing, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Reforestation Obligation

Timber is harvested under various licences issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgements and assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

56    NORBORD 2015 ANNUAL REPORT

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(s)	Future Changes in Accounting Policies

(i)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year ending December 31, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(ii)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date from January 1, 2017 to January 1, 2018 and will be effective for the year ending December 31, 2018. The Company is currently assessing the impact of IFRS 15 on its financial statements.

(iii)	Leases

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (IFRS 16) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ending December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently assessing the impact of IFRS 16 on its financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. In April 2015, the program commitment limit was increased from $100 million to $125 million following the Merger. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, Norbord had transferred but continued to recognize $122 million (December 31, 2014 – $102 million; January 1, 2014 – $113 million) in trade accounts receivable, and Norbord recorded drawings of $30 million as Other long-term debt (December 31, 2014 and January 1, 2014 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 16). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs.

NORBORD 2015 ANNUAL REPORT    57

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at January 27, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Raw materials	$52	$59	$53
Finished goods	65	68	64
Operating and maintenance supplies	64	60	55
	$181	$187	$172

At year-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2014 – $2 million and January 1, 2014 – $1 million).

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
January 1, 2014	$12	$331	$1,249	$108	$1,700
Additions	–	–	33	66	99
Disposals	–	–	(8)	–	(8)
Transfers	–	8	74	(82)	–
Effect of foreign exchange	–	(18)	(50)	(8)	(76)
December 31, 2014	12	321	1,298	84	1,715
Additions	–	–	–	61	61
Disposals	–	–	(5)	–	(5)
Transfers	–	1	46	(47)	–
Effect of foreign exchange	–	(22)	(63)	(3)	(88)
December 31, 2015	$12	$300	$1,276	$95	$1,683
Accumulated depreciation
January 1, 2014	$–	$65	$247	$–	$312
Depreciation	–	15	70	–	85
Disposals	–	–	(6)	–	(6)
Effect of foreign exchange	–	(5)	(12)	–	(17)
December 31, 2014	–	75	299	–	374
Depreciation	–	16	70	–	86
Disposals	–	–	(4)	–	(4)
Effect of foreign exchange	–	(6)	(27)	–	(33)
December 31, 2015	$–	$85	$338	$–	$423

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Net
January 1, 2014	$12	$266	$1,002	$108	$1,388
December 31, 2014	12	246	999	84	1,341
December 31, 2015	12	215	938	95	1,260

In 2015, less than $1 million in interest costs (2014 – $1 million) were capitalized and included as part of the cost of qualifying assets.

58    NORBORD 2015 ANNUAL REPORT

NOTE 6. OTHER ASSETS

(US $ millions)	Note	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Intangible assets		$18	$11	$7
Investment tax credit receivable		13	15	16
Derivative financial asset	17	–	7	18
Other		2	3	2
		$33	$36	$43

NOTE 7. LONG-TERM DEBT

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Principal value
7.7% senior secured notes due 2017	$200	$200	$200
5.375% senior secured notes due 2020	240	240	240
6.25% senior secured notes due 2023	315	–	–
7.5% senior secured notes due 2017	–	315	315
Equipment financing loans	–	–	9
	755	755	764
Debt issue costs	(10)	(7)	(9)
Less: Current portion	–	–	(9)
	$745	$748	$746

Maturities of long-term debt are as follows:

(US $ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Maturities of long-term debt	$–	$200	$–	$–	$240	$315	$755

As at December 31, 2015, the effective interest rate on the Company’s debt-related obligations was 6.2% (2014 – 6.9%).

Senior Secured Notes Due 2017

The Company’s senior secured notes due in 2017 bear a fixed interest rate that varies with the changes in the Company’s credit ratings. In 2015 and 2014, the interest rate was 7.70%. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2020

The Company’s senior secured notes due in 2020 bear a fixed interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2023

On April 16, 2015, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred on the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2020 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the Ainsworth $315 million senior secured notes due 2017 (Ainsworth Notes) that were assumed upon closing of the Merger (see note 1). As a result of the early redemption, a premium of $13 million was paid, a $1 million charge related to net unamortized debt issue costs was recorded and an $11 million charge to extinguish the related derivative financial instrument was recognized (see note 17).

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Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. In April 2015, the revolving bank lines were renewed and the maturity date for $225 million of the total aggregate commitment was extended from May 2016 to May 2018 and the remaining $20 million commitment matures in May 2016. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017, 2020 and 2023 senior secured notes.

At year-end, none of the revolving bank lines were drawn as cash, $5 million (2014 – $3 million) was utilized for letters of credit and $240 million (2014 – $242 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million (increased from $250 million effective April 2015 as a result of the Merger) and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at year-end.

Debt Issue Costs

In 2015, debt issue costs of $6 million were incurred on the issuance of the 2023 senior notes and on the renewal of the revolving bank lines. Amortization expense related to debt issue costs for 2015 was $2 million (2014 – $1 million).

NOTE 8. OTHER LIABILITIES

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Defined benefit pension obligation	$23	$34	$26
Accrued employee benefits	5	9	10
Reforestation obligation	3	3	4
Other	–	1	–
	$31	$47	$40

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NOTE 9. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

Information about Norbord’s defined benefit pension obligation and assets is as follows:

(US $ millions)	2015	2014
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$164	$149
Current service cost	3	3
Interest on accrued benefit obligation	6	7
Benefits paid	(8)	(8)
Net actuarial loss arising from changes to:
Demographic assumptions	1	4
Financial assumptions	–	19
Experience adjustments	(1)	3
Foreign currency exchange rate impact	(25)	(13)
Accrued benefit obligation, end of year(1)	$140	$164
Change in plan assets during the year
Plan assets, beginning of year	$130	$123
Interest income	5	6
Remeasurement gains:
Return on plan assets (excluding interest income)	(1)	6
Employer contributions	12	13
Benefits paid	(8)	(8)
Administrative expenses and taxes	(1)	(1)
Foreign currency exchange rate impact	(20)	(9)
Plan assets, end of year(1)	$117	$130
Funded status
Accrued benefit obligation	$140	$164
Plan assets	(117)	(130)
Accrued benefit obligation in excess of plan assets	$23	$34
(1)	All plans have accrued benefit obligations in excess of plan assets.

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2015	2014
Current service cost	$3	$3
Interest cost	1	1
Administrative expense	1	1
Net periodic pension expense	$5	$5

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The significant weighted average actuarial assumptions are as follows:

	2015	2014
Used in calculation of accrued benefit obligation, end of year
Discount rate	4.0%	3.9%
Rate of compensation increase	3.0%	3.0%
Used in calculation of net periodic pension expense for the year
Discount rate	3.9%	4.8%
Rate of compensation increase	3.0%	3.0%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2015 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(10)	$11
Compensation rate (1.0% change)	5	(5)
Future life expectancy (1 year movement)	3	(3)
Retirement age (1 year movement)	(2)	2

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2015	Dec 31, 2014
Asset category
Equity investments	53%	54%
Fixed income investments	41%	41%
Cash	6%	5%
Total assets	100%	100%

Cost of sales includes $10 million (2014 – $11 million) related to contributions to Norbord’s defined contribution pension plans.

NOTE 10. EMPLOYEE BENEFITS

Included in Cost of sales and General and administrative expenses are the following:

(US $ millions)	Dec 31, 2015	Dec 31, 2014
Short-term employee benefits	$161	$172
Long-term employee benefits	26	26
Share-based payments	3	3
	$190	$201

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NOTE 11. FINANCE COSTS

The components of finance costs were as follows:

(US $ millions)	2015	2014
Interest on long-term debt(1)	$49	$51
Interest on other long-term debt	1	–
Amortization of debt issue costs	2	1
Revolving bank lines fees and other	2	–
	54	52
Net interest expense on net pension obligation	1	1
Total finance costs	$55	$53

(1)	Net of capitalized interest of less than $1 million and $1 million, respectively (note 5).

NOTE 12. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Property, plant and equipment, differences in basis	$(265)	$(261)	$(270)
Benefit of tax loss carryforwards	149	128	85
Other differences in basis	14	10	13
Net deferred income taxes liabilities	$(102)	$(123)	$(172)

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Deferred income tax assets	$5	$7	$2
Deferred income tax liabilities	(107)	(130)	(174)
Net deferred income taxes liabilities	$(102)	$(123)	$(172)

As at December 31, 2015, the Company had the following approximate tax attributes available to carry forward:

	Amount (millions)		Latest Expiry Year
Tax loss carryforwards
Belgium		€33	Indefinite
Canada – non-capital loss	CAD $	483	2035
Canada – capital loss	CAD $	286	Indefinite
United States	US $	186	2035

The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable. Certain deferred tax benefits relating to the above attributes have been included in deferred income taxes in the consolidated financial statements. At each balance sheet date, the Company assesses its deferred income tax assets and recognizes the amounts that, in the judgement of management, are probable to be utilized. During the year, the Company has not recognized $13 million in net deferred tax assets (2014 – $8 million in net deferred assets recognized) relating to prior years’ losses and temporary differences. The Company also recognized $4 million net deferred tax liabilities (2014 – $4 million net deferred tax assets) related to items which were recorded in OCI.

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The expiry date, if applicable, of the unrecognized deferred tax assets is as follows:

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
2018–2034	$11	$12	$19
Do not expire	43	39	36
Total	$54	$51	$55

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2015 is $526 million (December 31, 2014 – $543 million).

Income tax recovery recognized in the statement of earnings comprises the following:

(US $ millions)	2015	2014
Current income tax	$(2)	$4
Deferred income tax	(25)	(39)
Income tax recovery	$(27)	$(35)

Income tax recovery is calculated as follows:

(US $ millions)	2015	2014
Loss before income tax	$(83)	$(74)
Income tax recovery at combined Canadian federal and provincial statutory rate of 26% (2014 – 27%)	(21)	(20)
Effect of:
Rate differences on foreign activities	(16)	(16)
Non-recognition (recognition) of the benefit of prior years’ tax losses and other deferred tax assets	13	(8)
Non-recognition of deferred tax assets relating to foreign exchange gain	5	5
Current income tax (recovery) expense not previously recognized	(8)	1
Other	–	3
Income tax recovery	$(27)	$(35)

Income tax recovery (expense) recognized in the statement of comprehensive income comprises the following:

(US $ millions)	2015	2014
Actuarial gain (loss) on post-employment obligation	$4	$(16)
Tax	–	4
Net of tax	$4	$(12)

Foreign currency translation loss on foreign operations	$(48)	$(55)
Tax	(4)	–
Net of tax	$(52)	$(55)

64    NORBORD 2015 ANNUAL REPORT

NOTE 13. SHAREHOLDERS’ EQUITY

Share Capital

	2015		2014(1)
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	53.5	$662	53.4	$661
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.1	3	0.1	1
Issue of common shares upon closing of Merger	31.8	669	–	–
Common shares outstanding, end of year	85.4	$1,334	53.5	$662
(1)	Not restated for effects of the Merger. See note 21(d) for restated amounts.

As at December 31, 2015, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Contributed Surplus

Contributed surplus at December 31, 2015 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Stock Options

	2015		2014
	Options (millions)	Weighted Average Exercise Price (CAD $)	Options (millions)	Weighted Average Exercise Price (CAD $)
Balance, beginning of year	1.6	$26.81	1.4	$26.89
Options granted	0.5	27.21	0.2	30.41
Options converted upon closing of Merger	0.4	17.53	–	–
Options exercised	(0.2)	16.73	–	–
Balance, end of year	2.3	$24.79	1.6	$26.81
Exercisable at year-end	1.3	$25.72	0.8	$35.03

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, 0.5 million stock options were granted (2014 – 0.2 million) and stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2014 – $1 million).

NORBORD 2015 ANNUAL REPORT    65

The table below outlines the significant assumptions used during the period to estimate the fair value of options granted:

	2015	2014
Risk-free interest rate	0.7%	1.4%
Expected volatility	30%	30%
Dividend yield	2.5%	7.9%
Expected option life (years)	5	5
Share price (in Canadian dollars)	$27.05	$30.41
Exercise price (in Canadian dollars)	$27.21	$30.41
Weighted average fair value per option granted (in Canadian dollars)	$3.96	$2.32

Upon closing of the Merger, each outstanding Ainsworth stock option was exchanged for a replacement option to acquire a number of Norbord common shares using the exchange ratio as provided in the plan of arrangement. All such replacement options vested immediately upon closing of the Merger. Otherwise all terms and conditions of a replacement option, including the terms of expiry, conditions to and manner of exercising, are the same as the Ainsworth stock options immediately prior to the closing of the Merger. As a result, 0.4 million replacement options were issued in exchange for the outstanding Ainsworth stock options.

In 2015, 0.2 million common shares were issued as a result of options exercised under the stock option plan for total proceeds of $2 million (2014 – no stock options were exercised).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the balances of stock options outstanding at December 31, 2015:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (CAD $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD $)	Options	Weighted Average Exercise Price (CAD $)
$6.50–$10.00	534,736	5.44	$9.36	334,736	$9.01
$10.01–$15.00	392,066	5.08	14.42	315,066	14.29
$15.01–$20.00	220,630	4.24	17.96	220,630	17.96
$20.01–$25.00	75,860	7.89	21.56	75,860	21.56
$25.01–$30.00	511,326	9.38	27.30	36,326	28.48
$30.01–$35.00	334,472	7.73	30.52	89,488	30.57
$60.90	90,630	2.10	60.90	90,630	60.90
$91.60–$111.30	103,890	0.79	97.87	103,890	97.87
	2,263,610	6.22	$24.79	1,266,626	$25.72

Dividend Reinvestment Plan

During the year, $1 million of dividends were reinvested in common shares (2014 – $1 million).

Merger Reserve

Merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance, and the book value of the Ainsworth common shares exchanged upon closing of the Merger (note 1).

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Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	An increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	A decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	A decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2015	Dec 31, 2014	Jan 1, 2014
Foreign currency translation loss on investment in foreign operations, net of tax of $(10) (December 31, 2014 – $(6))	$(130)	$(78)	$(23)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2014 – $3)	(8)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $11 (December 31, 2014 – $11)	(32)	(36)	(24)
Accumulated other comprehensive loss, net of tax	$(170)	$(122)	$(55)

NOTE 14. Earnings per common share

(US $ millions, except share and per share information, unless otherwise noted)	2015	2014
Loss available to common shareholders	$(56)	$(39)
Common shares (millions):
Weighted average number of common shares outstanding(1)	85.4	85.2
Stock options(2)	–	–
Diluted number of common shares	85.4	85.2
Loss per common share:
Basic and Diluted	$(0.66)	$(0.46)

(1)	Includes 31.8 million Norbord common shares issued upon closing of the Merger to give effect to the Merger as if it had occurred on January 1, 2014.
(2)	Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options.

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NOTE 15. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2015	2014
Cash (used for) provided by:
Accounts receivable	$(16)	$8
Prepaids	1	(2)
Inventory	10	(10)
Accounts payable and accrued liabilities	(16)	(33)
	$(21)	$(37)

Other items comprises:

(US $ millions)	2015	2014
Stock-based compensation	$1	$1
Pension funding greater than expense	(9)	(10)
Cash interest paid less (greater) than interest expense	4	(3)
Accrued capital expenditure	(2)	5
Costs on early debt extinguishment	25	–
Other	(5)	5
	$14	$(2)

Cash interest and income taxes comprises:

(US $ millions)	2015	2014
Cash interest paid	$48	$54
Cash income taxes recovered, net	(4)	(4)

Cash and cash equivalents comprises:

(US $ millions)	Dec 31, 2015	Dec 31, 2014
Cash	$9	$42
Cash equivalents	–	50
	$9	$92

At December 31, 2015, cash and cash equivalents does not include any restricted cash (December 31, 2014 – $2 million; January 1, 2014 – $4 million).

NOTE 16. CAPITAL MANAGEMENT

Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity.

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Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NOTE 17. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risk. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2015, Norbord has economically hedged approximately 14% of its 2016 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 53% of Norbord’s electricity is purchased in regulated markets, and Norbord has hedged approximately 62% of its 2016 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they were normal purchases for the purpose of receipt.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

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Currency Risk

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar-denominated monetary assets and liabilities

•	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

The Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At year-end, the key performance metrics on the Company’s accounts receivable are in line with prior years. As at December 31, 2015, the provision for doubtful accounts was less than $1 million (December 31, 2014 – less than $1 million).

Under an accounts receivable securitization program, Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2015, Norbord had $30 million in drawings (December 31, 2014 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and issuer and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At year-end, Norbord had $9 million in cash and cash equivalents, $95 million undrawn under its accounts receivable securitization program and $240 million in unutilized committed revolving bank lines.

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Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

						Payments Due by Year
(US $ millions)	2016	2017	2018	2019	2020	Thereafter	Total
Principal	$–	$230	$–	$–	$240	$315	$785
Interest	50	41	33	33	33	49	239
Long-term debt, including interest	$50	$271	$33	$33	$273	$364	$1,024
Note:	The above table does not include pension and post-employment benefits plan obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2015		Dec 31, 2014		Jan 1, 2014
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$9	$9	$92	$92	$327	$327
Accounts receivable	Loans and receivables	135	135	126	126	143	143
		$144	$144	$218	$218	$470	$470
Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$201	$201	$218	$218	$246	$246
Long-term debt(1)	Other financial liabilities	755	760	755	765	764	784
Other long-term debt	Other financial liabilities	30	30	–	–	–	–
Other liabilities	Other financial liabilities	31	31	47	47	40	40
		$1,017	$1,022	$1,020	$1,030	$1,050	$1,070
(1)	Principal value of Long-term debt.

Derivative Financial Instruments

Canadian dollar monetary hedge

At year-end, the Company had a foreign currency forward contract representing a notional amount of CAD $1 million (December 31, 2014 – CAD $9 million and January 1, 2014 – CAD $1 million) in place to buy US dollars and sell Canadian dollars with a maturity of January 2016. The fair value of this contract at year-end is an unrealized gain of less than $1 million; the carrying value of the derivative instrument is equivalent to the unrealized gain at year-end (December 31, 2014 and January 1, 2014 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end. In 2015, realized gains on the Company’s matured hedges were $1 million (2014 –$1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

Euro cash flow hedge

At year-end, the Company had no foreign currency options (December 31, 2014 –€55 million and January 1, 2014 – €100 million) in place to buy Pounds Sterling and sell Euros. The fair value of these contracts at year-end is $nil (December 31, 2014 and January 1, 2014 – less than $1 million). In 2015, realized gains on the Company’s matured hedges were $1 million (2014 – realized loss of less than $1 million).

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Embedded call option

The Ainsworth Notes originally due in 2017 but extinguished early in April 2015 contained an embedded call option, whereby Ainsworth had the right to repurchase 10% of the original principal of the Ainsworth Notes each year in the first two years, and the right to redeem the Ainsworth Notes subsequently. The derivative financial instrument was recorded at fair value in other assets at issuance of the Ainsworth Notes and was revalued at each reporting period based on the market value of the Ainsworth Notes, the current interest rates and the credit spread. As a result of the redemption of the Ainsworth Notes in April 2015, the derivative financial instrument was extinguished and the remaining carrying value written-off (see note 7). In 2015, $4 million in revaluation gains (2014 – $11 million in revaluation losses) were recognized.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 18. COMMITMENTS AND CONTINGENCIES

Income Tax

In the normal course of operations, the Company is subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions.

Other

The Company has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss.

The Company has entered into various commitments as follows:

	Payments Due by Period

(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase obligations	$55	$73	$–	$128
Operating leases	4	6	2	12
Reforestation obligations	–	2	1	3
	$59	$81	$3	$143

72    NORBORD 2015 ANNUAL REPORT

NOTE 19. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the normal course of business.

Indemnity Commitment

As at December 31, 2015, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. In 2015, the fees for services rendered and the cost of goods purchased were less than $1 million (2014 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2015, net sales of $48 million (2014 – $66 million) were made to Interex. At year-end, $3 million (December 31, 2014 – $2 million and January 1, 2014 – $3 million) due from Interex was included in accounts receivable.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2015	2014
Salaries, incentives and short-term benefits	$2	$4
Share-based awards	1	2
	$3	$6

NORBORD 2015 ANNUAL REPORT    73

NOTE 20. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				2015

(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,055	$454	$–	$1,509
EBITDA(1)	95	38	(75)	58
Depreciation and amortization	71	15	–	86
Investment in property, plant and equipment	50	11	–	61
Property, plant and equipment	1,139	121	–	1,260

				2014

(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,091	$510	$–	$1,601
EBITDA(1)	82	47	(65)	64
Depreciation and amortization	69	16	–	85
Investment in property, plant and equipment	78	21	–	99
Property, plant and equipment	1,210	131	–	1,341
(1)	EBITDA is a non-IFRS financial measure, which the Company defines as earnings (loss) before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

74    NORBORD 2015 ANNUAL REPORT

NOTE 21. PRIOR PERIOD COMPARATIVES

As a result of accounting for the Merger as a transaction under common control (see note 2(b)), the prior period comparative amounts have been restated to give effect to the Merger as if the Company and Ainsworth had always been combined. The following tables reconcile the financial statements for all prior periods presented.

(a)	Reconciliation of the consolidated Balance Sheets (including Shareholders’ Equity) as at December 31, 2014 and January 1, 2014

As at December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Assets
Current assets
Cash and cash equivalents	$25	$76	$65	$2	$92
Restricted cash	–	3	2	(2)	–
Accounts receivable	121	20	18	(13)	126
Tax receivable	4	(3)	(2)	–	2
Inventory	125	69	59	3	187
Prepaids	–	6	5	6	11
	275	171	147	(4)	418
Non-current assets
Property, plant and equipment	800	630	543	(2)	1,341
Deferred income tax assets	29	–	–	(22)	7
Intangible assets	–	6	5	(5)	–
Other assets	–	10	10	26	36
	829	646	558	(3)	1,384
	$1,104	$817	$705	$(7)	$1,802
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$181	$42	$37	$–	$218

Non-current liabilities
Long-term debt	434	364	314	–	748
Accrued pension benefit liability	–	11	10	(10)	–
Reforestation obligation	–	4	3	(3)	–
Liabilities related to discontinued operations	–	3	3	(3)	–
Other liabilities	31	–	–	16	47
Deferred income tax liabilities	99	45	38	(7)	130
	564	427	368	(7)	925

Share capital	662	583	573	96	1,331

Merger reserve	–	–	–	(96)	(96)

Contributed surplus	7	2	2	–	9

Retained earnings	(280)	(237)	(203)	20	(463)

Accumulated other comprehensive income	(30)	–	(72)	(20)	(122)
Shareholders’ equity	359	348	300	–	659
	$1,104	$817	$705	$(7)	$1,802

(See accompanying note 21(f))

NORBORD 2015 ANNUAL REPORT    75

As at January 1, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Assets
Current assets
Cash and cash equivalents	$193	$137	$129	$5	$327
Restricted cash	–	5	5	(5)	–
Accounts receivable	130	24	23	(10)	143
Tax receivable	11	(1)	(1)	–	10
Inventory	120	52	49	3	172
Prepaids	–	5	5	4	9
	454	222	210	(3)	661
Non-current assets
Property, plant and equipment	794	629	591	3	1,388
Deferred income tax assets	14	–	–	(12)	2
Intangible assets	–	8	7	(7)	–
Other assets	–	22	20	23	43
	808	659	618	7	1,433
	$1,262	$881	$828	$4	$2,094
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$206	$42	$40	$–	$246
Current portion of long-term debt	–	10	9	–	9
	206	52	49	–	255

Non-current liabilities
Long-term debt	433	333	313	–	746
Accrued pension benefit liability	–	8	7	(7)	–
Reforestation obligation	–	4	4	(4)	–
Liabilities related to discontinued operations	–	2	2	(2)	–
Other liabilities	27	–	–	13	40
Deferred income tax liabilities	120	53	50	4	174
	580	400	376	4	960

Share capital	661	583	573	96	1,330

Merger reserve	–	–	–	(96)	(96)

Contributed surplus	6	2	2	–	8

Retained earnings	(190)	(156)	(131)	13	(308)

Accumulated other comprehensive income	(1)	–	(41)	(13)	(55)
Shareholders’ equity	476	429	403	–	879
	$1,262	$881	$828	$4	$2,094

(See accompanying note 21(f))

76    NORBORD 2015 ANNUAL REPORT

(b)	Reconciliation of the consolidated Statement of Earnings for the year ended December 31, 2014

Year ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Sales	$1,198	$444	$403	$–	$1,601
Cost of sales	(1,097)	–	–	(375)	(1,472)
Costs of products sold	–	(404)	(364)	364	–
Selling and administration	–	(23)	(21)	21	–
General and administrative expenses	(11)	–	–	(3)	(14)
Depreciation and amortization	(60)	(29)	(25)	–	(85)
Operating income (loss)	30	(12)	(7)	7	30

Non-operating (expense) income:
Finance costs	(30)	(27)	(23)	–	(53)
Foreign exchange loss on Ainsworth Notes	–	(29)	(28)	–	(28)
Loss on derivative financial instrument on Ainsworth Notes	–	(12)	(11)	–	(11)
Merger transaction costs	(5)	–	–	(5)	(10)
Costs related to terminated LP acquisition	–	–	–	(2)	(2)
Other	–	1	–	–	–
Loss before income tax	(5)	(79)	(69)	–	(74)
Income tax recovery	31	6	4	–	35
Earnings (loss)	$26	$(73)	$(65)	$–	$(39)

(See accompanying note 21(f))

(c)	Reconciliation of the consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2014

Year ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Earnings (loss)	$26	$(73)	$(65)	$–	$(39)
Other comprehensive loss, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(6)	(8)	(6)	–	(12)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(23)	–	–	(32)	(55)
Other comprehensive loss, net of tax	(29)	(8)	(6)	(32)	(67)
Comprehensive loss	$(3)	$(81)	$(71)	$(32)	$(106)

(See accompanying note 21(f))

NORBORD 2015 ANNUAL REPORT    77

(d)	Reconciliation of the consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2014

Year ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Share capital
Balance, beginning of year	$661	$583	$573	$96	$1,330
Issue of common shares	1	–	–	–	1
Balance, end of year	$662	$583	$573	$96	$1,331
Merger reserve
Balance, beginning and end of year	$–	$–	$–	$(96)	$(96)
Contributed surplus
Balance, beginning of year	$6	$2	$2	$–	$8
Stock-based compensation	1	–	–	–	1
Balance, end of year	$7	$2	$2	$–	$9
Retained deficit
Balance, beginning of year	$(190)	$(156)	$(131)	$13	$(308)
Earnings (loss)	26	(81)	(71)	6	(39)
Common share dividends	(116)	–	–	–	(116)
Balance, end of year	$(280)	$(237)	$(202)	$19	$(463)
Accumulated other comprehensive loss					$(55)
Balance, beginning of year	$(1)	$–	$(41)	$(13)
Other comprehensive loss	(29)	–	–	(38)	(67)
Balance, end of year	$(30)	$–	$(41)	$(51)	$(122)
Shareholders’ equity	$359	$348	$332	$(30)	$659

(See accompanying note 21(f))

78    NORBORD 2015 ANNUAL REPORT

(e)	Reconciliation of the consolidated Statement of Cash Flows for the year ended December 31, 2014

Year ended December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$26	$(73)	$(65)	$–	$(39)
Items not affecting cash:
Depreciation and amortization	60	29	25	–	85
Deferred income tax	(35)	(6)	(4)	–	(39)
Finance costs	–	27	23	(23)	–
Foreign exchange loss on Ainsworth Notes	–	29	28	–	28
Loss on derivative financial instrument on Ainsworth Notes	–	12	11	–	11
Other items	(5)	(4)	(3)	6	(2)
	46	14	15	(17)	44
Net change in non-cash operating working capital balances	(24)	(13)	(12)	(1)	(37)
Interest paid	–	(27)	(23)	23	–
Net change in tax receivable	7	1	1	1	9
	29	(25)	(19)	6	16
Investing activities
Investment in property, plant and equipment	(75)	(29)	(26)	(6)	(107)
Investment in intangible assets	(6)	–	–	–	(6)
	(81)	(29)	(26)	(6)	(113)
Financing activities
Common share dividends paid	(115)	–	–	–	(115)
Debt issue costs	(1)	–	–	–	(1)
Repayment of equipment financing loans	–	(10)	(9)	–	(9)
	(116)	(10)	(9)	–	(125)
Foreign exchange revaluation on cash and cash equivalents held	–	1	(13)	–	(13)

Cash and cash equivalents
Decrease during year	(168)	(63)	(67)	–	(235)
Balance, beginning of year	193	142	134	–	327
Balance, end of year	$25	$79	$67	$–	$92

(See accompanying note 21(f))

NORBORD 2015 ANNUAL REPORT    79

(f)	Notes to the Prior Period Financial Statements Reconciliations

(i)	Functional currency

For the periods prior to March 31, 2015, Ainsworth assessed their functional currency to be Canadian dollars. For presentation purposes, all foreign-currency denominated assets and liabilities are translated at the rate of exchange prevailing at the reporting date, and all foreign-currency denominated revenues and expenses at average rates during the period. Equity items are translated at historical rates. Gain or losses on translation are included in accumulated other comprehensive income.

Upon closing of the Merger, the functional currency of Ainsworth was re-assessed and determined to be US dollars. Based on the change in functional currency, effective April 1, 2015, all foreign-currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Foreign-currency denominated non-monetary assets and liabilities, measured at historic costs, are translated at the rate of exchange at the transaction date. Foreign-currency denominated revenues and expenses are translated at average rates during the period. Equity items are translated at historical rates. Gains or losses on translation are included in earnings.

(ii)	Conformity in presentation

Amounts were reclassified to conform to Norbord’s presentation policies.

(iii)	Presentation of costs

Costs of $2 million were incurred in 2014 related to a terminated transaction between Ainsworth and Louisiana-Pacific Corporation (LP) and do not have a continuing impact on Norbord’s financial results.

80    NORBORD 2015 ANNUAL REPORT

Selected Quarterly Information

(unaudited) (in US $ millions, except per share information)	Q1	Q2	Q3	Q4	2015 Total
Sales
North America	$241	$250	$258	$306	$1,055
Europe	110	115	120	109	454
Total	351	365	378	415	1,509

Adjusted EBITDA
North America	11	11	22	51	95
Europe	7	10	11	10	38
Unallocated	(2)	(2)	(3)	(4)	(11)
Total	16	19	30	57	122

Depreciation and amortization	(21)	(22)	(22)	(21)	(86)
Finance costs	(14)	(13)	(14)	(14)	(55)
Merger transaction costs	(7)	(1)	–	–	(8)
Severance incurred to achieve Merger synergies	–	(2)	–	–	(2)
Other costs incurred to achieve Merger synergies	(1)	(1)	–	(3)	(5)
Costs related to terminated LP acquisition	–	–	–	–	–
Costs on early extinguishment of Ainsworth Notes	–	(25)	–	–	(25)
Foreign exchange (loss) gain on Ainsworth Notes	(28)	–	–	–	(28)
Gain (loss) on derivative financial instrument on Ainsworth Notes	4	–	–	–	4

(Loss) earnings before income tax	(51)	(45)	(6)	19	(83)
Income tax recovery (expense)	14	22	(3)	(6)	27
(Loss) earnings	$(37)	$(23)	$(9)	$13	$(56)

Per common share
(Loss) earnings, basic and diluted(1)	$(0.43)	$(0.27)	$(0.11)	$0.15	$(0.66)
Adjusted (loss) earnings, basic and diluted(2)	(0.15)	(0.15)	(0.05)	0.19	(0.17)
Cash (used for) provided by operating activities	(0.61)	(0.04)	0.27	0.66	0.28
Dividends declared(3)	0.25	0.25	0.10	0.10	0.70
Key performance metrics
Return on capital employed	4%	5%	8%	15%	9%
Net debt for financial covenant purposes(4)	$442	$749	$758	$751
Tangible net worth for financial covenant purposes(4)	388	738	722	724
Net debt to capitalization, market basis(4)	29%	30%	32%	32%
Net debt to capitalization, book basis(4)	53%	50%	51%	51%

Note: See the Non-IFRS Financial Measures section on page 38.

(1)	Basic and diluted (loss) earnings per share are the same.
(2)	Basic and diluted Adjusted (loss) earnings per share are the same except diluted Adjusted earnings per share for Q2-14 is $0.10.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	2014 and Q1-15 figures have not been restated for the Merger and reflect Norbord on a standalone basis.

NORBORD 2015 ANNUAL REPORT    81

(unaudited) (in US $ millions, except per share information)	Q1	Q2	Q3	Q4	2014 Total
Sales
North America	$266	$292	$277	$256	$1,091
Europe	135	127	132	116	510
Total	401	419	409	372	1,601

Adjusted EBITDA
North America	28	37	11	6	82
Europe	13	12	11	11	47
Unallocated	(5)	(3)	(3)	(3)	(14)
Total	36	46	19	14	115

Depreciation and amortization	(20)	(21)	(21)	(23)	(85)
Finance costs	(14)	(13)	(13)	(13)	(53)
Merger transaction costs	–	–	(1)	(9)	(10)
Severance incurred to achieve Merger synergies	–	–	–	–	–
Other costs incurred to achieve Merger synergies	–	–	–	–	–
Costs related to terminated LP acquisition	(2)	–	–	–	(2)
Costs on early extinguishment of Ainsworth Notes	–	–	–	–	–
Foreign exchange (loss) gain on Ainsworth Notes	(12)	11	(16)	(11)	(28)
Gain (loss) on derivative financial instrument on Ainsworth Notes	4	(1)	(12)	(2)	(11)

(Loss) earnings before income tax	(8)	22	(44)	(44)	(74)
Income tax recovery (expense)	1	1	15	18	35
(Loss) earnings	$(7)	$23	$(29)	$(26)	$(39)

Per common share
(Loss) earnings, basic and diluted(1)	$(0.08)	$0.27	$(0.34)	$(0.30)	$(0.46)
Adjusted earnings (loss), basic and diluted(2)	0.01	0.11	(0.13)	(0.18)	(0.20)
Cash (used for) provided by operating activities	(0.50)	0.19	0.40	0.11	0.19
Dividends declared(3)	0.60	0.60	0.60	0.60	2.40
Key performance metrics
Return on capital employed	10%	12%	5%	4%	8%
Net debt for financial covenant purposes(4)	$326	$360	$389	$418
Tangible net worth for financial covenant purposes(4)	470	453	429	404
Net debt to capitalization, market basis(4)	18%	19%	22%	32%
Net debt to capitalization, book basis(4)	41%	44%	48%	51%

Note: See the Non-IFRS Financial Measures section on page 38.

(1)	Basic and diluted (loss) earnings per share are the same.
(2)	Basic and diluted Adjusted (loss) earnings per share are the same except diluted Adjusted earnings per share for Q2-14 is $0.10.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	2014 and Q1-15 figures have not been restated for the Merger and reflect Norbord on a standalone basis.

82    NORBORD 2015 ANNUAL REPORT

Five-Year Historical Review

(unaudited) (in US $ millions, except per share information)	2015	2014	2013(1)	2012(1)	2011(1)
EARNINGS
Sales	$1,509	$1,601	$1,343	$1,149	$965
Adjusted EBITDA	122	115	287	188	45
Depreciation and amortization	(86)	(85)	(56)	(53)	(51)
Finance costs	(55)	(53)	(37)	(37)	(33)
Merger transaction costs	(8)	(10)	–	–	–
Severance and other costs to achieve Merger synergies	(7)	–	–	–	–
Costs on early debt extinguishment	(25)	–	(20)	–	–
Foreign exchange loss on Ainsworth Notes	(28)	(28)	–	–	–
Gain (loss) on derivative financial instrument on Ainsworth Notes	4	(11)	–	–	–
Costs related to terminated LP acquisition	–	(2)	–	–	–
(Loss) earnings before income tax	(83)	(74)	174	98	(39)
Income tax recovery (expense)	27	35	(25)	(27)	28
Earnings	$(56)	$(39)	$149	$71	$(11)
Per common share
(Loss) earnings, basic and diluted(2)	$(0.66)	$(0.46)	$2.92	$1.63	$(0.25)
Adjusted (loss) earnings, basic and diluted(3)	(0.17)	(0.20)	2.78	1.65	(0.64)
FINANCIAL POSITION
Cash and cash equivalents	$9	$92	$193	$128	$83
Operating working capital	125	106	44	50	28
Property, plant and equipment	1,260	1,341	794	764	787
Net debt for financial covenant purposes(4)	751	418	251	315	360
Tangible net worth for financial covenant purposes(4)	724	404	492	422	343
Net debt to capitalization, book basis(4)	51%	51%	34%	43%	51%
CASH FLOW
Cash provided by (used for) operating activities	$24	$16	$244	$136	$(13)
Cash used for investing activities	(68)	(113)	(79)	(19)	(24)
Cash (used for) provided by financing activities	(27)	(125)	(100)	(72)	9
Foreign exchange revaluation on cash and cash equivalents held	(12)	(13)	–	–	–
(Decrease) increase in cash and cash equivalents	$(83)	$(235)	$65	$45	$(28)
PER COMMON SHARE
Dividends declared (CAD $)	$0.70	$2.40	$1.80	$–	$–
Stock price (TSX) (CAD $)
High	29.07	32.92	37.55	30.65	16.44
Low	19.14	20.82	25.41	8.28	7.13
Close	26.95	26.34	33.86	30.19	8.10

Note: See the Non-IFRS Financial Measures section on page 38.

(1)	Pre-2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.
(2)	Basic and diluted (loss) earnings per share are the same except diluted earnings per share for 2013 and 2012 are $2.79 and $1.56, respectively.
(3)	Basic and diluted Adjusted (loss) earnings per share are the same except diluted Adjusted earnings per share for 2013 and 2012 are $2.66 and $1.59, respectively.
(4)	2014 figures have not been restated for the Merger and reflect Norbord on a standalone basis.

NORBORD 2015 ANNUAL REPORT    83

Glossary

Bsf: Measurement for panel products equal to a billion square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Merger: On March 31, 2015, Norbord completed its merger with Ainsworth.

MIP: Margin Improvement Program.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

84    NORBORD 2015 ANNUAL REPORT

Board of Directors

Jack Cockwell

Director since 1987

Group Chair, Brookfield

Asset Management Inc.

Pierre Dupuis

Director since 1995

Corporate Director

Paul Gagné

Director since 2015

Corporate Director

Peter Gordon

Chair

Director since 2015

Managing Partner,

Brookfield Asset

Management Inc.

Paul Houston

Lead Director

Director since 2015

Corporate Director

Barrie Shineton

Vice Chair

Director since 2004

Corporate Director

Denis Turcotte

Director since 2012

President and Chief

Executive Officer, North

Channel Management

and North Channel Capital

Partners

Peter Wijnbergen

Director since 2014

President and Chief

Executive Officer,

Norbord Inc.

Additional details on Norbord’s Directors are provided in the Management Proxy Circular dated March 2, 2016, which is available on Norbord’s website at www.norbord.com and on SEDAR at www.sedar.com.

Senior Management

Peter Gordon

Chair

Barrie Shineton

Vice Chair

Peter Wijnbergen

President and

Chief Executive Officer

Robin Lampard

Senior Vice President and

Chief Financial Officer

Karl Morris

Senior Vice President,

Europe

Nigel Banks

Senior Vice President,

Corporate Services

Michael Dawson

Senior Vice President,

Sales, Marketing and

Logistics

Jack Wallingford

Vice President,

Operations – North

Kevin Burke

Vice President,

Operations – South

Scott Pearson

Vice President,

Operations – West

James Black

Vice President,

Technology and

Engineering Services

Alan McMeekin

Vice President,

Operations and Finance

Europe

NORBORD 2015 ANNUAL REPORT    85

Corporate Information

Norbord Inc.

1 Toronto Street, Suite 600

Toronto, Ontario

M5C 2W4

416-365-0705 or

1-888-667-2673

www.norbord.com

info@norbord.com

TSX and NYSE stock

symbol: OSB

Sales

Toronto, Ontario

416-365-0705

1-800-387-1740

Cowie, Scotland

011-44-1786-819220

Media and Investor Relations

Heather Colpitts

Senior Manager, Corporate Affairs

416-365-0705

info@norbord.com

Investor Information

2016 Financial Calendar

Norbord Year-End

December 31

(dates on or about)

Q1 Earnings Release

April 29, 2016

Q2 Earnings Release

July 26, 2016

Q3 Earnings Release

October 28, 2016

Q4 and 2016 Full Year

February 3, 2017

Annual Meeting of Shareholders

Friday, April 29, 2016

at 10:00 a.m.

The Albany Club

91 King Street East

Toronto, Ontario

M5C 1G3

Shareholder Inquiries

Elaine Toomey

Assistant Corporate Secretary

416-365-0705

info@norbord.com

Shareholder Information

Main Transfer Agent & Registrar

CST Trust Company

320 Bay Street, 3rd Floor

Toronto, Ontario

M5H 4A6

416-682-3860 or

1-800-387-0825

inquiries@canstockta.com

Co-Transfer Agent & Registrar

American Stock Transfer &

Trust Company, LLC

6201 15th Avenue

Brooklyn, NY

11219

1-800-937-5449 or

718-236-2641

info@amstock.com

To receive additional copies of

this report, please contact us at

1-888-667-2673, 416-365-0705

or info@norbord.com.

86    NORBORD 2015 ANNUAL REPORT